2001 Annual Report



Achieving Superior Product Quality and Customer Service Through Advanced Technology.

IMCO® RECYCLING INC.

CORPORATE PROFILE IMCO Recycling Inc. is the world's largest recycler of aluminum and zinc. The company has 21 U.S. production facilities and owns an aluminum recycling plant in Swansea, Wales, 50 percent of a joint venture in Germany that operates two aluminum recycling and foundry alloy facilities, and a majority interest in a joint venture in Mexico that operates an aluminum recycling plant.

Our aluminum production network processes industrial and consumer scrap that is owned by customers and returns the recycled metal to them in molten or ingot form. It also buys scrap on the open market, processes it and sells the recycled metal. IMCO's zinc facilities also purchase scrap and manufacture value-added products, including zinc oxide, zinc dust and zinc metal.

Principal customers of our aluminum operations include major aluminum companies as well as automobile manufacturers and their suppliers. These customers use most of the metal we recycle to manufacture products for transportation, containers & packaging and building & construction, the three largest aluminum markets.

IMCO's recycling services provide customers with significant cost savings and help protect the environment by conserving energy and other natural resources.

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

(in thousands, except per share, stockholder and employee data)

				Percentage Change From Preceding Year		
	2001	2000	1999	2001	2000	1999
Revenues	$ 689,337	$ 846,939	$ 764,831	-18.6%	10.7%	36.1%
Earnings (loss) before taxes and minority interests	(4,639)	411	32,304	NM	-98.7%	3.7%
Provision (benefit) for income taxes	(2,243)	(424)	11,162	NM	NM	-1.0%
Minority interests	326	552	346	-40.9%	59.5%	24.5%
Net earnings (loss)	$ (2,722)	$ 283	$ 20,796	NM	-98.6%	6.2%
Common Stock:						
Diluted earnings per share	$ (0.18)	$ 0.02	$ 1.26	NM	-98.4%	7.7%
Dividends declared per share	$ —	$ 0.24	$ 0.24	NM	—	14.3%
Diluted average common shares outstanding	14,978	15,436	16,555	-3.0%	-6.8%	-1.5%
Book value per share	$ 11.54	$ 11.86	$ 12.21	-2.7%	-2.9%	7.7%
Operations:						
Total pounds processed	2,553,987	2,856,622	2,832,969	-10.6%	0.8%	12.6%
Percent tolled	63%	57%	61%			
Return on average equity	NM	NM	10.9%			
Stockholders of record	427	454	459			
Number of employees	1,529	1,755	1,960			

Turn to pages 38-39 for a financial summary of IMCO Recycling Inc.'s past 11 years of operations.

NM - Not Meaningful



Don V. Ingram, Chairman and Chief Executive Officer

Dear Fellow Stockholders:

IMCO Recycling recorded a loss in 2001 after earning a small profit in the prior year. These are unsatisfactory results that occurred largely because demand for our U.S. products and services is derived from the industrial sector of the economy, and manufacturing activity decreased every month from October of 2000 through the end of 2001. This was the longest series of declines in manufacturing activity since 1943.

Shipments Decline

As a result of this situation, industry shipments of aluminum in 2001 were 13 percent lower than in the prior year, the largest annual decrease in over two decades, and the average price for the metal was off by seven percent. Industry shipments of zinc also were down as was the zinc price which reached a 16-year low in the fourth quarter of 2001.

In addition, our operating costs were negatively affected by the rapid rise in the price for natural gas that is used at all of our processing facilities. This trend began in the second quarter of 2000, peaked in the first quarter of 2001, and then began to drop. While our gas costs should decline further this year, they are currently above the level of early 2000.

One of our primary domestic strategies in this difficult market environment has been to restructure our aluminum processing network so that available volume could be handled at the most efficient facilities. Over the past 18 months, this program involved the closing of two plants, the temporary shutdown of another, and reductions in the operating rates of some facilities. We also moved aggressively to lower plant operating costs, capital spending, working capital requirements and selling, general & administrative expense.

Technological Capabilities

We believe our technological capabilities are the best in the aluminum recycling industry, and over the past several years we have installed equipment and processes at our plants that are raising overall productivity by lowering costs and maximizing metal recovery. For example, we have equipped about 70 percent of our rotary furnaces with improved burner technology that reduces usage of natural gas without large capital investment. We've also developed a new generation of rotary furnaces with proprietary technology that increase productivity while using less energy and maintaining maximum metal recovery.

In a program aimed at increasing the earnings power of the company's aluminum operations, we are redefining the management of our overall metal supply system. The goal here is to centrally control all scrap purchases and product sales, to use hedging and other techniques to reduce the impact of price volatility and to protect margins.

As in our aluminum segment, IMCO's zinc facilities have made excellent progress in lowering their use and cost of natural gas and in strengthening metal recovery. These gains were achieved in part through investment in larger and more efficient furnaces that were installed at two zinc oxide plants in 2000.

Lower Borrowing Costs

A combination of financing that we put in place in the third quarter of 2000 has a lower overall cost than our previous arrangement, and during the year we lowered total debt by reducing working capital requirements and capital spending. With the new financing arrangement, lower debt and the downward trend in interest rates, our borrowing costs declined by 25 percent in 2001.

In another cost area, selling, general & administrative expense for the year declined by 17 percent. Our number of employees was lowered by 13 percent in 2001 following a reduction of 11 percent in the prior year.

Because of the gains in operating productivity that we've put in place, IMCO's profit potential will be greater than ever when demand from our primary markets improves. The company's aluminum recycling plants and zinc facilities serve a wide variety of markets ranging from containers to construction to rubber products manufacturing to industrial paints, so a broad economic recovery will greatly increase customer use of their products and services.

Specialty Alloys Demand

In the current quarter we are experiencing improved demand for specialty alloys that are provided to auto and truck manufacturers and their component suppliers. This is the fastest-growing market for aluminum because use of the metal allows producers to maintain the size and crashworthiness of vehicles while significantly reducing their weight, fuel consumption and emissions.

The specialty alloys industry was in a state of oversupply for several years, but intense competition has eliminated some weaker companies and other producers are rationalizing capacity. The aluminum content in vehicles, which increased by over 100 percent during the past decade, is continuing to rise as producers recognize the benefits of the metal and extend its use to more complex, value-added products. All of these factors are helping to create a balance between the specialty alloys industry's supply and demand.

Long-Term Contracts

While some of our capacity has been shut down, we have expanded in specific product areas when long-term contracts that provide stable sources of revenues and earnings are secured. For example, a new aluminum alloying facility that we built in Saginaw, Michigan began full operation in the second quarter of 2001. All the output of this plant is being used to meet the terms of a contract to supply General Motors Corporation with almost two billion pounds of aluminum alloys over a 13-year period.

We also are expanding internationally where demand for our products and services is strong and long-term contracts are available. The capacity of VAW-IMCO, our joint venture in Germany, has been doubled since its formation in 1996. VAW-IMCO and our wholly owned aluminum recycling plant in Swansea, Wales are unqualified successes that demonstrate our ability to manage foreign ventures, and they provide a solid base from which we will expand in Europe. That region offers excellent opportunities for gains in use of recycled aluminum in all markets, especially the auto sector to which VAW-IMCO is a major supplier.

In the first of a series of planned European expansions, we have received approval for construction of an aluminum recycling facility in Warrington, England that will operate as a satellite of the Swansea plant. It will process scrap and dross and deliver molten metal under a long-term contract with a customer facility that casts sheet ingot.

Mexican Joint Venture

In the fourth quarter of 2001 we established a joint venture in Mexico that began recycling aluminum alloy scrap under a contract with NEMAK, S. A., Monterrey, Mexico. This customer is a major manufacturer of engine blocks, cylinder heads and other auto components. The joint venture, in which we have a majority interest, is using furnaces from one of our closed U.S. plants. This year we are planning to expand the capacity of its facility by installing more efficient and much larger furnaces that will be redeployed from the U.S.

The initial organization and planned expansion of this Mexican joint venture are important steps for IMCO because they provide us with meaningful participation in Mexico's rapidly growing auto and component parts industry.

With the actions I've described, we have improved the efficiency of our overall processing network, expanded the range of long-term customer relationships with leading companies in a diverse range of industries, and implemented a sound strategy for growth. These advantages will allow us to emerge from this period of economic weakness as an even stronger competitor, well positioned to deliver improved financial results in 2002 and future years.

Don V. Ingram
Chairman and Chief Executive Officer
March 15, 2002

ALUMINUM: METAL OF THE PAST, PRESENT AND FUTURE.

Aluminum has become the world's second most widely used metal because, over the past 100 years, the global economy has constantly found important new purposes for it.

Airplanes created the first significant expansion of aluminum usage early in the 20th century. Then after World War II architects and engineers greatly increased their utilization of the metal in the building & construction market. The aluminum can was developed in the late 1960s and it became by far the most popular beverage container in the U.S. Aluminum is now playing an increasingly important role in all phases of the transportation sector, particularly vehicle manufacturing. The ultimate size of that market cannot be predicted, but it will be much larger than it is today. No one knows what the next great uses for aluminum will be, but history shows that more will certainly be developed.

MATERIAL OF CHOICE The metal has become the material of choice for so many different industries because of its light weight, outstanding strength-to-weight ratio, high residual value, resistance to corrosion and other desirable qualities. While world and U.S. aluminum shipments have moved significantly higher over the past decade, production of recycled aluminum has risen even more rapidly. This increase has occurred because of the metal's "sustained recyclability"- - aluminum can be processed again and again without material decline in performance or quality. In comparison to production of primary metal, aluminum recycling provides savings of 95 percent in energy usage, thus greatly reducing the overall impact of aluminum production on the environment. For example, the use of recycled metal instead of primary aluminum in product manufacturing prevents the emission of 13 tons of carbon dioxide for every ton of metal used. Aluminum recycling also creates savings of 90 percent in capital and labor costs and does not require the use of bauxite and other natural resources.

MAJOR MARKETS AND SUPPLY The three largest end-use markets for aluminum are transportation, containers & packaging and building & construction. In 2000, the last year for which statistics are available, they accounted for about 65 percent of total shipments. Shipments to the transportation sector, the largest and fastest-growing market, have moved steadily higher in recent years. In 2000 it consumed some 33 percent of total supply while containers & packaging, mainly the manufacturing of beverage cans, utilized 20 percent of annual shipments and building & construction accounted for 13 percent. Exports, consumer durables, electrical and machinery & equipment are the other important markets.

Over the past decade, production of primary metal, aluminum recycling and imports have each accounted for roughly one third of U.S. aluminum supply. However, in 2001 production of primary metal declined by 28 percent to a 15-year low because of the shutdown of 10 smelters in the Pacific Northwest due to the high cost and lack of availability of electric power.

After increasing by 4.2 percent in 1998 and by 6.6 percent in 1999, domestic aluminum shipments began to be affected by the sharp drop in U.S. industrial production. They were down slightly in 2000 and declined by 13 percent in 2001, the largest annual decline in over 20 years. Total shipments are expected to rise by an annual average of two percent from 2002 to 2004.

WORLD'S LARGEST RECYCLER IMCO has grown to become the world's largest aluminum recycler through its emphasis on superior technology, product quality and customer service that has increased market share, and through building of new facilities, expansion of existing plants and acquisitions. In 2002 the company's rated annual aluminum capacity totals 3.2 billion pounds, some four times higher than it was a decade ago.

The aluminum that is recycled by IMCO includes dross (a by-product of the aluminum melting process), used beverage cans (UBCs), vehicle and building components and other types of industrial and consumer scrap. The company also processes new scrap

U.S. Aluminum Supply In 2001



34% Aluminum Recycling
28% Domestic Primary
38% Imports

such as turnings from production of auto wheels, engine blocks and heads and manufacturing scrap from can stock and can production.

PRODUCT QUALITY/CUSTOMER SERVICE The company's aluminum customers include some of the world's major aluminum producers and fabricators, diecasters, and extruders as well as automotive companies. High rates of metal recovery and timely delivery of products that fully meet technical specifications are among their principal requirements. IMCO meets these needs in part through the continual improvement of scrap preparation equipment and processes as well as furnace recycling technologies. In addition, in many cases the company has integrated its production systems with those of large customers in order to improve service, productivity and loyalty.

The location of IMCO's plants near facilities they serve allows customers to avoid the expense of building recycling capacity and is strategically sound because the industry is regionally constrained due to freight costs that limit the distance to which recycled material can be shipped economically.

Another of IMCO's major competitive advantages is provided by management's expertise in cost-saving services like just-in-time delivery of molten metal by customized trucks. This delivery method, for which the company is paid an additional fee, lowers energy and capital expenses for customers and also improves their productivity by reducing melt loss. Almost 80 percent of the company's annual aluminum processing capacity can be delivered in molten form.

INCREASING CUSTOMER VALUE Through programs conducted by the International Organization for Standardization (ISO), a number of the company's plants have earned certifications that their production, management and environmental systems meet strict guidelines that assure delivery of consistent and reliable products. In some cases these certifications, which are awarded after







Aluminum materials recycled by the company include dross (a by-product of the melting process), industrial and consumer scrap and used beverage cans (UBCs). In comparison to production of primary metal, aluminum recycling provides savings of 95 percent in energy usage, thus greatly reducing the overall impact of aluminum production on the environment.

audits by independent organizations, are required by large customers such as auto manufacturers and their suppliers.

The Coldwater, Michigan and Shelbyville, Tennessee specialty alloys plants have earned ISO-9002 and QS-9000 certifications, and the Hillsboro, Illinois zinc oxide facility is ISO-9002 certified. In 2001 the Swansea, Wales aluminum recycling plant earned ISO-9002 certification, and in early 2002 the Saginaw, Michigan aluminum alloying facility received both QS-9000 and ISO-14001 certificates of registration.

U.S. Aluminum Shipments by Market in 2000


6% Machinery
7% Electrical
7% Consumer Durables
11% Export
13% Building
3% Other Domestic
33% Transportation
20% Containers

Many of the methodologies employed by these plants have been adopted for use at facilities where certification is not required by customers. For example, sophisticated instrumentation coupled with daily statistical process control calibration programs is used at appropriate plants to assure reliable chemical analysis of customers' metal. Technical management also conducts special tests with customers to improve combined dross recycling processes and enhance metal recovery, quality and chemistry, all of which increase customer value. In addition to reviewing processes and material flow, management works with customers to improve communications and highlight ways in which incoming materials are handled at their locations to strengthen metal recovery and overall performance. Customers are also assisted in setting up metal fluxing and filtration systems to assure that initial metal quality is high and remains acceptable throughout their operations.

IMCO's Enterprise Resource Planning (ERP) system is playing an increasingly important role in customer service by enabling the electronic exchange of receiving, production, shipping and chemistry data. This function will be strengthened in the future through the creation of a web portal, accessible through IMCO's website, that will allow customers to customize their data download based upon their individual needs. They will be able to interactively configure a "profile"of data elements needed, the IMCO locations to be included, the format of the data, and the vehicle and schedule of delivery. This capability will provide a competitive advantage for customers by lowering the administrative cost of recycling operations.

IMPORTANCE OF TOLLING ARRANGEMENTS Almost 70 percent of 2001 aluminum processing volume was conducted under tolling arrangements with customers that involve the processing of materials they own for a fee. These arrangements require minimal commitment of working capital and largely eliminate exposure to changes in the price of aluminum.

About 30 percent of aluminum volume in 2001 was used for product sales that involve purchasing scrap on the open market, processing it and selling the recovered metal. When purchasing scrap on the open market, IMCO attempts to reduce the risk of fluctuating prices by hedging anticipated sales, by matching sales with purchases of scrap, and by minimizing inventory levels consistent with the need to allow continuous operation of production facilities.

In 2001 about 36 percent of volume was delivered under long-term contracts, most of which include price escalators directly related to production costs such as labor, natural gas and cost-of-living expenses.

The transportation and containers & packaging markets each accounted for about one-third of the company's 2001 volume. The building & construction sector and the steel industry and others accounted for 20 percent and 16 percent, respectively.

GROWING TRANSPORTATION MARKET Use of aluminum is increasing in all phases of the transportation market, from coal-carrying railcars to truck trailer bodies to liquefied natural gas ships. However, this trend is most obvious in the manufacturing of autos and light trucks and their components.

U.S. industry shipments to this sector of the transportation market more than doubled between 1991 and 2001 as production rose and the average amount of aluminum used per North American vehicle increased from 116 pounds to 256 pounds. This average is expected to rise to 268 pounds in 2002 and to 350 pounds in 2007 while similar gains occur in the Japanese and European auto industries.

Auto manufacturers are using more of the metal because high-volume application of lightweight materials, especially aluminum, is a key to maintaining vehicle size while increasing fuel economy and decreasing emissions, thus helping to address global environmental concerns.

- Fuel savings of six to eight percent can be realized for every 10 percent weight reduction achieved by substituting aluminum for heavier materials.
- The use of aluminum in vehicles saves much more energy than is needed to produce the metal, and the amount of savings increases with greater use of recycled metal.
- Each pound of aluminum that replaces two pounds of heavier materials can save a net 20 pounds of carbon dioxide equivalents over the typical lifetime of a vehicle.
- Pound for pound, aluminum can be up to two-and-a-half times as strong as steel and absorb twice as much crash energy.
- Aluminum structures can be designed to fold like an accordion during a crash so that the vehicle's structure, not the passengers, absorb the brunt of the accident force.
- All other factors being equal, cars made lighter with aluminum can accelerate faster and brake quicker than their heavier counterparts.

At present aluminum is most commonly used for weight reduction in vehicle engine blocks and heads, wheels and hood and trunk lids. The most important factor creating greater use of the metal are new engine applications for aluminum and increased production of existing aluminum-intensive engines. Because of this trend, General Motors' 2002 Chevy Trailblazer, GMC Envoy and Olds Bravado, along with Ford's new Explorer and Mountaineer SUVs, are among the most aluminum-intensive vehicles on the market, containing an estimated 400 pounds of the metal per unit.

The future aluminum content of autos will accelerate in part because the metal will increasingly be used for more complex, value-added products. Numerous manufacturers are now designing a new generation of highly aluminum-intensive vehicles that will employ the metal in frames, suspensions, bodies and safety systems.

U.S. Recycled Aluminum Production



(000 Metric Tonnes)
4,000
3,000
2,000
1,000
0
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01

AUTO SCRAP RECYCLING Today some 65 percent of aluminum used in autos is recycled metal sourced from both new and old scrap, and about 90 percent of the aluminum in scrapped autos is recovered. While aluminum represents less than 10 percent of the weight of the average motor vehicle, it accounts for about half of total scrap value.

Within a few years there will be much more scrap from end-of-life vehicles available for recycling that will create further gains in the aluminum content of new vehicles. This will occur because there will be more autos available for dismantling, and there will be more aluminum in those autos that must be recovered because of its high value. In addition, scrap recovery processes will become more efficient and thus create greater incentive for the use of recycled aluminum in vehicles.

SPECIALTY ALLOYS The company will benefit from the greater use of aluminum in autos and trucks because its specialty alloys division is a major source of these materials that are required by vehicle manufacturers and their component suppliers. Alloys are aluminum combined with one or more other metals to provide specific desirable qualities such as increased strength, formability and wear resistance.

The specialty alloys division includes three alloys facilities located in Coldwater and Saginaw, Michigan as well as Shelbyville, Tennessee and an aluminum recycling plant in Coldwater.

The specialty alloys division's activities include alloying of primary aluminum. It also purchases scrap, processes it and sells the recovered metal on the open market. The division conducts scrap management programs for customers that help provide a reliable supply of metal for production of specification alloys.

The Coldwater alloys facility, in operation since 1970, has established an industry-wide reputation for reliability of supply and high-quality products. This plant processes a wide variety of materials and, since many of its customers are located within a 150-mile radius, delivers a majority of its production in molten form. It utilizes most of the output from the specialty alloys division's nearby aluminum recycling plant that processes dross, castings and turnings.

In 2001 the specialty alloys division began full operation of a new alloying facility in Saginaw, Michigan. Production from this plant is used to meet the terms of a contract to supply General Motors Corporation with almost two billion pounds of aluminum alloys over a 13-year period. This material is delivered in molten form to the customer's Saginaw metal casting operation which is now using aluminum in addition to grey iron to manufacture engine components.

The Shelbyville, Tennessee facility was acquired in 1999 and later was upgraded, expanded and equipped with the capability to deliver molten metal. It is located near numerous auto



Courtesy of Alcan Inc.

The company's aluminum recycling plants in Kentucky, Ohio, Tennessee and Wales serve major rolling mills under long-term contracts. Most of the output from these facilities is delivered in molten form, thus lowering customers' energy, labor, maintenance and capital expense as well as melt loss.

manufacturing plants and producers of vehicle components.

ALUMINUM IN CONTAINERS AND CONSTRUCTION The containers & packaging sector has become a large and stable market for the aluminum industry because of the widespread popularity of aluminum beverage cans which have a recycled metal content of over 50 percent.

These containers have captured virtually all of the U.S. beverage can market and are gaining wide acceptance abroad. Since aluminum cans began their penetration of the U.S. market some three decades ago, annual shipments of these containers have risen more than 10-fold to about 100 billion units. During this period, the can recycling rate has increased four-fold to an annual level of over 60 percent, the gross tonnage of cans recycled has risen 35-fold, and the number of cans collected has increased by a factor of more than 50. Aluminum cans are very light weight and thus reduce the cost of shipping beverages to stores. And because aluminum conducts temperature so well, the cans cool very quickly and keep beverages cold for a long period of time. They also resist corrosion and can be coated and embossed for functional and decorative purposes. However, the aluminum can's most important asset is its easy recyclability that creates very significant energy savings and high redemption value compared to that of competing materials.

The cost-effectiveness of this product has been improved over the years as the aluminum industry has consistently lowered the amount of aluminum needed to manufacture a can. Today over 33 cans are produced from one pound of aluminum compared with 23 cans in 1975.

The aluminum industry is committed to recycling every can that is sold. It has invested hundreds of millions of dollars to develop a system of more than 10,000 recycling centers nationwide. Each year this system pays over $1.0 billion for aluminum recycling to individuals, charities and municipal recycling programs. Even though aluminum makes up only a small percentage of the weight of materials processed by municipal curbside recycling programs, its high value pays well over half of the cost for collection of many different types of materials.

Modest but consistent growth in aluminum usage is expected in the building & construction sector, the industry's third largest market. Here the metal is increasingly employed in infrastructure applications such as bridges, highway signage and guard rails, sewage and water treatment plants and electrical distribution systems. In the residential and commercial construction area, the most common applications of the metal are in roofing, facades, curtainwalls, doors and window frames.

ALUMINUM RECYCLING OPERATIONS The company's domestic aluminum recycling operations include nine processing facilities that serve major aluminum products manufacturers. These customers primarily supply the containers & packaging, transportation and building & construction markets.

A large majority of annual aluminum recycling volume is conducted under contract tolling arrangements and the remaining volume consists of product sales transactions.

Three aluminum recycling plants in Morgantown, Kentucky and Loudon and Rockwood, Tennessee process customer-owned UBCs and dross and deliver molten metal to major can sheet rolling mills in their regions. The Loudon facility also supplies molten metal to a manufacturer of brake calipers for auto producers.

A portion of the output from the Idaho plant is supplied to a manufacturer of can lid stock and this facility also processes dross from regional cast houses.

The Uhrichsville, Ohio facility is the company's largest plant and a majority of its output is supplied to Commonwealth Aluminum Corporation under a long-term contract. This facility supplies molten metal to the adjacent Commonwealth rolling mill which manufactures aluminum sheet products for the transportation, building & construction and distributor markets. The Uhrichsville plant has over two dozen other customers including diecasters and makers of auto components.

In Arizona the company processes purchased dross as well as salt cake after this material is treated in a wet-milling process that concentrates the aluminum content. The recovered metal is sold on the open market. Aluminum oxide, a by-product of the wet milling process, is further treated and sold for use in the production of Portland cement. This facility also recycles aluminum and scrap under tolling arrangements.

The Chicago Heights, Illinois plant processes dross from casting producers and vehicle manufacturers and also recycles auto scrap.

In Oklahoma the Sapulpa facility recycles scrap and casts steel deoxidation cones which are marketed by Rock Creek Aluminum, Inc., a wholly owned subsidiary. This plant, which delivers all of its output in ingot form, also serves the containers & packaging and transportation markets through a diverse group of customers.

The company's Utah facility, located near the Bonneville Salt Flats, is temporarily shut down. It normally recycles dross and scrap as well as concentrates from the nearby SALTS joint venture and produces ingot.

IMCO and Reilly Industries each own 50 percent of the SALTS joint venture in Utah which recycles salt cake from the Idaho plant and other sources into concentrates, aluminum oxide and clear brine. The brine is delivered to Reilly's solar pond system where its chemical content is recovered for multiple purposes including reuse as a flux.

SERVING STEEL PRODUCERS Rock Creek Aluminum, Inc. manufactures a variety of aluminum products that are ultimately used as metallurgical additions to the steel making process. These products include slag conditioners, deoxidizers, desulpherizers and hot topping compounds.

The subsidiary's plants in Elyria and Rock Creek, Ohio use milling, shredding, blending, testing and packaging equipment to mechanically recycle aluminum scrap and dross. These facilities have Certified Supplier Status with most American steel producers and are located within a 250-mile radius of most of the nation's integrated steel capacity.

Rock Creek Aluminum is one of only 17 of Bethlehem Steel's 7,000 providers of products and services to receive that company's "Premier Supplier of the Year" award.

INTERNATIONAL OPERATIONS During the decade of the 1990s, the company's strategy of entering into long-term contracts with major domestic customers allowed it to raise both market share and capacity. Now, with demand for recycled aluminum moving higher in many international regions, management is placing increased emphasis on serving the foreign operations of these

Aluminum Content in North American Vehicles


AUTOMOTIVE
ALUMINUM
The Performance Advantage
Millions of Pounds
5,000
4,000
3,000
2,000
1,000
0
1,889
3,815
4,041
A 113% increase and still growing
1991
1999
2000

Source: Ducker Research Company

same customers and other large users of recycled metal.

IMCO's aluminum recycling facility in Swansea, Wales provides molten metal under a long-term contract to a major rolling mill and also supplies other aluminum products manufacturers. This plant has steadily improved its performance since completion in 1998 through advances in the efficiency of furnace operations and the addition of new customers.

In 2002 the company is planning to build a facility in Warrington, England that will operate as a satellite of the Swansea plant. It will be located near the site of a customer facility that recycles UBCs and casts sheet ingot. The plant will process dross and deliver molten metal to the customer under a new long-term contract. The Warrington facility, which is expected to be in operation near the end of 2002, will have a rated annual capacity of 75 million pounds and will supply other aluminum producers.

GERMAN JOINT VENTURE The company owns 50 percent of VAW-IMCO Guss und Recycling GmbH, a joint venture in Germany that operates aluminum recycling and foundry alloy facilities in Grevenbroich and Töging. These plants are a leading provider of specialty alloys to the European auto industry and also serve the building & construction, containers & packaging and other aluminum markets.

VAW-IMCO's facilities specialize in toll processing of chips, turnings, auto scrap and dross. Technical specialists provide consulting services to resolve specific customer problems, and its laboratories carry out special material testing, solidification simulations and casting defect analysis. Production is delivered in both molten and ingot form.

Since its formation in 1996, the joint venture has more than doubled its rated annual capacity to 600 million pounds through the installation of five IMCO-designed furnaces that have also allowed it to broaden the range of markets served.


GMC



Over the past decade, use of lightweight aluminum has doubled in cars and tripled in SUVs, pick-ups and minivans. This increase has occurred because of the need to improve gas mileage and performance while lowering emissions and maintaining vehicle size. About 65 percent of the aluminum used in autos and trucks is recycled metal. The 2002 GMC Envoy and Ford Explorer are among the most aluminum-intensive vehicles on the market, containing about 400 pounds of the metal per unit.

VAW-IMCO has earned ISO 9001 and ISO 14001 certifications for product quality and environmental management, and it also has met all specifications for product quality set by the German auto industry. In 2001 the joint venture completed a program to strengthen metal management, from purchasing through production to product delivery. Significant improvements were achieved in cost control, employee safety and other important operating areas.

An integrated management program, called ProMys, that is now being implemented will merge quality, safety and health, environmental operations and the continuous improvement process into one system that will be used as a management, training and documentation tool.

The company's partner in the joint venture is VAW aluminium AG which was recently acquired by Norsk-Hydro ASA, one of Europe's leading producers of light metals, oil and energy and fertilizers.

MEXICAN JOINT VENTURE In 2001 IMCO and a Mexican partner, Reciclaje y Maquila, S.A. de C.V., began operating a joint venture facility that recycles aluminum alloy dross and scrap under a contract with NEMAK, S.A., Monterrey, Mexico.

The joint venture, in which the company has a majority interest, is known as IMCO Reciclaje de Nuevo Leon S. de R.L. de C.V. The first phase of its production facility has a rated annual capacity of 60 million pounds and an expansion project planned for 2002 will raise its capacity to 130 million pounds by the end of the year. It is located near the NEMAK plant which is the largest cylinder head foundry in the western hemisphere. The joint venture is planning to equip its production facility with the capability to deliver molten metal.

ZINC: A SUSTAINABLE RESOURCE U.S. Zinc Corporation, a wholly owned subsidiary headquartered in Houston, Texas, operates six U.S. production facilities that make it one of the world's largest recyclers of the metal and a major manufacturer of value-added zinc products.

Well over 30 percent of total zinc supply comes from recycled metal and about 80 percent of zinc in use today will eventually be recycled. In recent years the growth rate of zinc recycling has been three times that of primary zinc production. Like aluminum, zinc can be recycled indefinitely without losing any of its physical or chemical properties, making it a valuable and sustainable resource to be used over and over again. It is the fourth most widely used metal after iron, aluminum and copper.

The majority of zinc is used to prevent corrosion of steel through galvanizing. This process creates galvanizing residue, top and bottom dross and skimmings which, along with other zinc-bearing materials and primary metal, are used in U.S. Zinc's operations. The subsidiary purchases large amounts of zinc-bearing secondaries, thus giving its customers a ready outlet for the sale of their by-products.

The three main value-added products manufactured by U.S. Zinc include:

- zinc oxide produced at facilities in Clarksville and Millington, Tennessee as well as Hillsboro, Illinois that is used in the vulcanizing process of tires and other rubber products and also is sold to pharmaceutical, electronics, ceramics and export markets;
- zinc dust produced in Houston that is a primary component in corrosion-resistant industrial paints, coatings and specialty chemicals and is used by the mining industry;
- zinc metal produced in Houston and Coldwater, Michigan that is sold to galvanizers for corrosion protection of steel used in vehicles, commercial and residential construction and appliance manufacturing.

U.S. Zinc places great emphasis on quality control as well as customer service. On-site laboratories at its production facilities provide thorough analysis of incoming materials as well as



The company's Saginaw, Michigan facility completed its first full year of operation in 2001. Production from this plant is used to meet the terms of a contract to supply General Motors Corporation with almost two billion pounds of aluminum alloys over a 13-year period.



Courtesy of Harley-Davidson Motorcycles

Aluminum is increasingly used to replace heavier materials in all sectors of the transportation market, including motorcycles. Harley-Davidson's 2002 VRSA V-ROD has anodized aluminum body panels and employs the metal in numerous other parts. The company provides aluminum alloys in a variety of forms to a customer who supplies castings to Harley-Davidson. Both the 2002 Honda ST 1300 and Yamaha Road Star Warrior have all-aluminum frames.

end products. A broad range of options for packaging and delivery of zinc oxide and zinc dust is provided in order to maximize customer productivity.

STRENGTHENING INDUSTRY ASSOCIATIONS IMCO is a member of The Aluminum Association, Inc., based in Washington, DC with offices in Detroit that serve the needs of auto producers. The association represents U.S. and foreign-based producers of primary and recycled aluminum as well as manufacturers of semifabricated products. Member companies operate almost 200 plants in 37 states.

The role of The Aluminum Association is to provide leadership to the industry through programs and services that enhance aluminum's use as "the material of choice," remove impediments to its fullest use, and assist in achieving the industry's environmental, societal and economic objectives.

The U.S. aluminum industry is the world's largest, annually producing about $39 billion in domestic shipments and exports. It employs some 144,000 people and has an annual payroll of approximately $5.0 billion.

Richard L. Kerr, president of IMCO's aluminum operations, served as chairman of the board of the association in 2000 and 2001. He was the first chairman of the association employed by an aluminum recycler.

The company is also a member of the Institute of Scrap Recycling Industries (ISRI), an organization whose programs help members operate in an efficient and environmentally responsible manner. These activities also create greater public awareness of the important role that recycling plays in world production of goods and services.

Members of IMCO's management are active in the light metals division of the Minerals, Metals & Materials Society. The mission of this organization is to advance the state of technology for aluminum and other nonferrous metals in all phases of production and use, and to assist in the professional development of its members through technical programming, educational seminars and publications.

U.S. Zinc is a member of the American Zinc Association, The American Galvanizers Association and the International Zinc Association. These organizations provide technical support to members and promote the use of zinc by educating key audiences and the general public about the benefits created by use of the metal.

ALUMINUM RECYCLING BUILDS HOMES Through the Aluminum Cans Build Habitat for Humanity Homes (ACBHHH) program, The Aluminum Association is literally helping communities nationwide lay the foundation for new homes. In this partnership with Habitat for Humanity International, the aluminum industry helps Habitat affiliates establish community-wide recycling programs in which money earned from aluminum can recycling goes directly to the building of homes for families in need.

The ACBHHH network has over 2,200 recycling centers and 412 Habitat volunteer chapters nationwide. Almost

$1.0 million has been raised by the program over the past three years.

Families who benefit from the program must participate in building the Habitat homes along with the volunteers. Here are steps you can take to support this program.

- Start collecting cans for Habitat for Humanity. Call 1-888-798-CANS to find the nearest official recycling center where you can drop off cans and donate the proceeds to Habitat for Humanity.
- Check out The Aluminum Association's website at **www.aluminum.org** for more information on the program and recycling benefits and procedures.
- Find your local Habitat for Humanity affiliate at **www.cansforhabitat.org** and learn how to get involved in building homes for families in need.

THE ENVIRONMENT AND SAFETY Full compliance with all applicable environmental regulations is a high priority for management because sound practices in this area help create continuity of operations, better product quality and good relationships with customers and plant communities.

Advanced pollution control equipment and procedures are used throughout IMCO's processing network. In 2002 the company will intensify its program aimed at compliance with the federally mandated Secondary Aluminum MACT (maximum available control technology) requirements. This program sets minimum standards for emissions, control equipment and operations. The actions necessary to reach compliance include emission testing and installation of monitoring equipment. Full compliance is required by March 2003.

As a major part of the environmental industry's recycling sector, IMCO's operations provide services to basic industry that reclaim valuable materials for reuse. This process provides important savings in energy and raw materials usage as well as landfill disposal, all of which reduce the impact of industrial activities on the environment.

Much of the salt cake (a by-product of aluminum recycling) generated by IMCO's U.S. operations is brought to a processing facility at the Kentucky plant site where residual aluminum is recovered through materials separation technology. After processing, the salt cake residue (which is not classified as hazardous) is placed in a company-owned, synthetically lined landfill that is built to hazardous waste standards. The treatment and disposal of salt cake in this manner lowers the amount of material that is landfilled and helps protect customers from the possibility of future cleanup liability.

IMCO is moving toward reducing workplace accidents and injuries to the


4 DO 821 021
Kotflügel

Courtesy of Alcan Inc.

The aluminum content in autos will continue to rise in part because the metal is now being used in higher value-added components like frames, suspensions and bodies. Audi, manufacturer of the luxury A8 shown here in production, is among the leaders in building high-volume cars that incorporate aluminum space frames and body panels. The A8 has received a "five-star" safety rating from the National Highway Traffic Safety Administration.

lowest possible level through aggressive safety programs tailored to each operating facility and led by a skilled safety management team. Emphasis is being placed on employee involvement in clearly defining safety behavior expectations, significant safety-based changes in operating procedures and designed-in safety of furnaces.

RESEARCH AND DEVELOPMENT Over the past several years, IMCO's research and development program has made significant progress in raising the overall productivity of aluminum and zinc operations. This gain has been achieved with nominal expenditures through the use of new or modified equipment and processes that lower operating costs, improve overall efficiency and increase capacity.

The company's aluminum processing facilities utilize both rotary and reverberatory furnaces. Rotary units are capable of handling all types of materials including large pieces, drosses and contaminated scrap. Reverberatory furnaces are well suited for processing light gauge scrap and for blending materials to make specification alloys with tightly controlled chemical composition.

Natural gas consumption by furnace burners is the company's largest energy usage and second highest cost after labor. A multifaceted approach to improving burner efficiency was carried out over the past two years, and at the end of 2001 about 70 percent of IMCO's rotary furnaces were equipped with retrofit burner technology that reduces energy usage without large capital spending. The remaining furnaces will be modified in 2002 where that is appropriate.

New rotary furnaces with proprietary technology developed by the company use significantly less energy than existing units while increasing productivity and maintaining maximum metal recovery. All greenfield plants built in the future, including the planned Warrington, England facility, will use this type of furnace.

Reverberatory furnaces are usually less energy efficient than rotary furnaces, but research work aimed at lowering their fuel consumption is being carried out. This effort includes computer modeling studies to evaluate the thermal performances of reverberatory furnaces and identify areas for possible improvement.

MAXIMUM METAL RECOVERY IMCO's aluminum facilities constantly strive to maximize recovery of metal from scrap and drosses through an in-depth understanding of the recycling process and the use of superior technology. To help assure that materials are recycled in a highly efficient and safe manner,



Zinc oxide in both pellet and powder form is manufactured by U.S. Zinc Corporation at three facilities in Illinois and Tennessee. This material is used in the vulcanizing process of tires and other rubber products and also is sold to the pharmaceutical, electronic, ceramic and export markets.



U.S. Zinc Corporation is one of the world's largest recyclers of the metal and a major manufacturer of value-added products that include zinc oxide, zinc dust and zinc metal. The wholly owned subsidiary operates six U.S. production facilities that supply domestic and international markets.

management evaluates its aluminum facilities in terms of equipment, methodology and efficiency so that identification of "best practices" and benchmarking of performance can be completed. This information is provided to plant managers, superintendents and shift supervisors through process training programs and the preparation of specialized training guides.

The efficiency of IMCO's furnaces is also being increased through the installation of instrumentation and equipment that provide operators with a maximum amount of information and automated control.

LABOR RELATIONS The company had 1,529 employees at the end of 2001, down 13 percent from 1,755 employees a year earlier. This decline occurred because of layoffs of production and maintenance workers at facilities operating below capacity; layoffs of administrative employees at plants and the corporate office; the closure of the Bedford, Indiana facility; and the temporary shutdown of the Wendover, Utah plant.

Some 1,157 employees are engaged in production and maintenance and 372 employees work in the administrative and supervisory area. About 25 percent of the production and maintenance employees are union members.

- Production and maintenance workers at the Rockwood, Tennessee plant are represented by the United Steelworkers of America under an agreement that expires in September 2003.

- Production and maintenance workers at the Hillsboro, Illinois plant are represented by the Laborers International Union of North America under an agreement that expires in August 2003.

- Production and maintenance workers at the Uhrichsville, Ohio plant are represented by the United Mine Workers of America under an agreement that expires in January 2005.

- Production and maintenance workers at the Saginaw, Michigan plant are represented by the United Auto Workers and contract negotiations are in progress.

There have been no work stoppages at the company's facilities over the last 15 years and labor relations with employees have been satisfactory.

2001 FINANCIAL REVIEW

In 2001 IMCO Recycling had a net loss of $2,722,000 or $.18 per common share. These results include after-tax charges of about $2,500,000 or $.17 per share that were recorded in the fourth quarter due to an increase in the reserves for doubtful accounts related to customer bankruptcies, and to the closing of a zinc trading office in Germany at the end of the year.

Net earnings in 2000 were $283,000 or $.02 per share including after-tax write-downs of assets and related costs that totaled almost $3,800,000 or $.25 per share. The major portion of the write-downs of assets and related costs was attributable to the shutdown of aluminum recycling operations at the Bedford, Indiana facility.

NET EARNINGS
(000 dollars except earnings per share)

	2001	2000	1999
Net Earnings (Loss)	$ (2,722)	$ 283	$ 20,796
Per share:			
Basic	$ (0.18)	$ 0.02	$ 1.26
Diluted	$ (0.18)	$ 0.02	$ 1.26

Financial results in 2001 were negatively affected by these market factors:
- lower customer demand and reduced volume at aluminum and zinc recycling facilities that were caused by the continuing decline in U.S. industrial production;
- markedly higher costs for natural gas that is used at all processing plants; and
- lower aluminum and zinc prices and profit margins, particularly in the zinc segment.

The decline in 2000 net earnings from the 1999 level of $20,796,000 or $1.26 per share was mainly due to reduced profit margins in domestic aluminum operations, to higher natural gas costs and to the write-downs of assets and related costs.

Natural gas costs began a sharp rise in the second quarter of 2000, continued to rise throughout that year and peaked in the first quarter of 2001. While these costs have declined since that time, they remain above the level of early 2000.

SEGMENT REPORTING The company reports financial results for both its aluminum and zinc segments in accordance with the Financial Accounting Standards Board's Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information."

The aluminum segment includes the operations of 15 U.S. aluminum recycling and specialty alloys facilities as well as the Swansea, Wales and Monterrey, Mexico aluminum recycling plants and investments in joint ventures. The zinc segment includes the operations of six U.S. facilities that produce zinc oxide, zinc dust and zinc metal.

SEGMENT VOLUME
(000 pounds)

	2001	2000	1999
Aluminum	2,338,978	2,579,889	2,575,284
Zinc	215,009	276,733	257,685
Total	2,553,987	2,856,622	2,832,969

Total aluminum and zinc processing volume declined 11 percent in 2001. Aluminum volume was down nine percent as production from the new Saginaw, Michigan alloying facility was more than offset by closure of the Bedford, Indiana facility, by the temporary shutdown of the Wendover, Utah plant and by lower operating rates at some other facilities. Zinc volume decreased by 22 percent because of lower customer demand.

In 2000 total aluminum and zinc volume increased slightly from the 1999 level. Aluminum volume about equaled that of the prior year as greater production from specialty alloys plants and the Swansea, Wales facility offset a decline in volume at domestic aluminum recycling plants. Zinc volume rose seven percent because of higher customer demand and completion of capacity expansion projects at the two Tennessee zinc oxide facilities.

SEGMENT REVENUES
(000 dollars)

	2001	2000	1999
Aluminum	$ 511,245	$ 598,759	$ 568,327
Zinc	178,092	248,180	196,504
Total	$ 689,337	$ 846,939	$ 764,831

The company's revenues are made up of tolling fees that are earned for processing of customer-owned materials, and product sales that involve purchasing scrap on the open market, processing it and selling the recovered metal. Product sales provide much more revenue per pound than do tolling fees because they include the cost of metal sold. Both types of transactions have historically provided about the same gross profit per pound processed, so volume is a more important determinant of performance than are revenues.

Total revenues decreased by 19 percent in 2001 as aluminum revenues declined by 15 percent and zinc revenues moved 28 percent lower. The decrease in aluminum revenues resulted mainly from a decline in product sales and lower aluminum prices. The decline in zinc revenues was due to decreased volume and to a sharp drop in zinc prices.

In 2000 total revenues rose almost 11 percent from the 1999 total because of greater product sales in the aluminum segment and better volume and prices in the zinc segment.

SEGMENT INCOME (LOSS)

(000 dollars)

	2001	2000	1999
Aluminum	$ 29,498	$ 24,687	$ 52,974
Zinc	(20)	13,052	12,788
Total	$ 29,478	$ 37,739	$ 65,762

In 2001 total segment income declined by 22 percent as aluminum income rose by 19 percent and the zinc segment recorded a small loss compared with a significant profit in the prior year. The increase in aluminum segment income resulted from better profitability in specialty alloys achieved mainly through cost reduction efforts and the operation of the Saginaw, Michigan alloying facility. The zinc segment loss was caused by declines in customer demand, volume and prices as well as closing of the trading office in Germany.

Total segment income in 2000 was well below that of the prior year because of a sharp decline in aluminum segment income. This drop resulted from weaker volume at several aluminum recycling plants, particularly those that serve can stock producers, coupled with lower margins in the specialty alloys business and much higher natural gas costs at all plant locations. Weaker customer demand caused by the slowing of the U.S. economy also was a major contributor to the decline in aluminum income. Zinc income increased slightly in 2000 due to a rise in sales of value-added zinc products, especially zinc oxide, and generally better prices.

EQUITY IN EARNINGS

(000 dollars)

2001	2000	1999
$ 3,131	$ 3,060	$ 2,265

Equity in earnings of affiliates is included in aluminum segment income and reflects results from the company's 50 percent-ownership interests in the VAW-IMCO joint venture in Germany and the SALTS joint venture in Utah. Equity in earnings increased in the past two years because of an improved performance by VAW-IMCO whose capacity has been expanded.

UNALLOCATED CORPORATE EXPENSES

(000 dollars)

	2001	2000	1999
General & Administrative	$ 15,478	$ 14,592	$ 17,122
Amortization	5,367	5,196	4,653
Fees on Receivables Sale	3,372	1,082	—
Interest Expense	9,970	16,668	12,478
Interest & Other Income	(70)	(210)	(795)
Total	$ 34,117	$ 37,328	$ 33,458

General & administrative expense rose slightly in 2001 following a sharp decline in the prior year that resulted mainly from a reduction in employee headcount.

Amortization expense increased three percent in 2001 due to amortization of additional costs recorded because of formation of the joint venture in Mexico, and to debt issuance costs. This expense category rose 12 percent in 2000 as a result of amortization of additional goodwill recorded as a result of the acquisitions of the Clarksville and Shelbyville, Tennessee facilities.

Fees on receivables sale increased in 2001 because of a full year of activity under a receivables purchase and sale agreement that was arranged in November 2000. Funds obtained under this agreement are primarily used for working capital financing.

Interest expense declined in 2001 because of use of funds obtained under the receivables purchase and sale agreement, and because of an ongoing program to better manage working capital, to lower capital spending and to reduce outstanding debt, thus lowering interest costs. This expense category also decreased because of lower interest rates.

In 2000 interest expense rose from the 1999 level due to higher interest rates and greater amounts of debt outstanding that resulted from additional working capital requirements and greater capital spending.

Interest and other income primarily reflects the amount of cash held in short-term interest bearing accounts awaiting use for corporate purposes.

NET EARNINGS (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS

(000 dollars)

2001	2000	1999
$ (4,639)	$ 411	$ 32,304

Segment income less unallocated corporate expenses equals reported net earnings before provisions for income taxes and minority interests as reported in the company's consolidated statements of operations.

TAX PROVISION (BENEFIT)

(000 dollars)

2001	2000	1999
$ (2,243)	$ (424)	$ 11,162

A tax benefit was recorded in 2001 due to the company's pretax loss. A smaller benefit was recorded in 2000 because equity in earnings of affiliates, which is reported on an after-tax basis, made up the largest portion of total earnings before taxes.

IMCO RECYCLING INC. FINANCING
(000 dollars)

	December 31,		
	2001	2000	1999
Revolving Credit Facility			
Availability	$160,000	$175,000	$250,000
Outstanding	$110,500	$113,900	$200,000
Other Debt	14,814	14,886	14,993
Total Balance Sheet Debt	$125,314	$128,786	$214,993
Receivables Purchase and Sale Agreement			
Receivables Securing Borrowings	$ 81,652	$107,226	—
Outstanding	$ 65,300	$ 90,000	—
Total Outstanding	$190,614	$218,786	$214,993

LIQUIDITY AND CAPITAL RESOURCES

The company's total debt at the end of 2001 was made up by a long-term revolving credit agreement with a group of banks and other debt that mainly consists of environmental control revenue bonds. In addition, the company has sold receivables under a receivables purchase and sale agreement.

The long-term revolving credit agreement is secured by substantially all property, plant, equipment and inventories. Only interest payments are required until December 31, 2003 when the full amount outstanding is due and payable. The agreement has a variable interest rate that is based upon an alternate rate (as defined) or a rate based on LIBOR plus a credit margin based on the debt/EBITDA ratio.

In October 2000 the company amended the terms of its credit agreement and arranged the receivables purchase and sale agreement for an amount up to $100 million. The maximum commitment under the credit agreement was simultaneously reduced from $250,000,000 to $175,000,000 in anticipation of borrowings under the receivables purchase and sale agreement.

Under that agreement, the company, on a monthly basis, is able to sell eligible portions of accounts receivable and receive a percentage of their value in cash. In accordance with accounting rules, the total accounts receivable shown on the company's balance sheet has been reduced by the amount of receivables securing borrowings under the receivables purchase and sale agreement. The expense of this agreement is shown on the income statement as "Fees on Receivables Sale." See Note C – "SALES OF RECEIVABLES"of Notes to Consolidated Financial Statements.

In October 2001 the company again amended the terms of its credit agreement and reduced the amount available for borrowing from $175,000,000 to $160,000,000. The other major changes involved modification of certain financial covenants, the provision for additional security and an increase in the credit margin. See Note G –"LONG-TERM DEBT" of Notes to Consolidated Financial Statements.

IMCO RECYCLING INC.
FINANCING COSTS
(000 dollars)

	2001	2000	1999
Interest Expense	$ 9,970	$16,668	$12,478
Fees on Receivables Sale	3,372	1,082	—
Total Financing Costs	$13,342	$17,750	$12,478

The combination of the revolving credit agreement, other debt and the receivables purchase and sale agreement is less costly than the arrangement it replaced. This mix of financing, a reduction in overall debt and lower interest rates allowed the company to reduce its financing costs in 2001 by 25 percent.

The company believes that its cash on hand, the availability of funds under the credit agreement and the receivables purchase and sale agreement, and its anticipated internally generated funds will be sufficient to meet its current operational needs.

The current ratio was 1.0 to 1 at the end of both 2001 and 2000.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $37,516,000 in 2001, $47,322,000 in 2000 and $71,317,000 in 1999.

CASH FROM OPERATIONS Cash flow from operating activities was $21,003,000 in 2001, $140,938,000 in 2000 and $18,233,000 in 1999. The decrease in 2001 was due to the decline in the amount of receivables sold under the receivables purchase and sale agreement, to reduced profitability and to lower accounts payable and accrued liabilities. The increase in 2000 from the prior year level primarily resulted from the reduction in accounts receivable reflecting the initial sale of receivables, from the decline in inventories and from greater depreciation and noncash charges related to write-downs of the Bedford, Indiana facility and other assets.

Excluding the impact of receivables sale transactions, cash flow from operating activities would have been $45,703,000 in 2001 and $50,938,000 in 2000.

INVESTING ACTIVITIES Net cash used by investing activities declined to $13,998,000 in 2001 from $39,115,000 in 2000 and from $54,139,000 in 1999. The decrease in 2001 occurred because of significantly lower capital spending and investing. The decline in 2000 compared with 1999 was due to the absence of expenditures for acquisitions.

The largest item in 2001 spending was the cost of forming the aluminum recycling joint venture in Monterrey, Mexico. The major capital spending project carried out in 2000 was construction of the Saginaw, Michigan aluminum alloying facility. In addition, new and more efficient furnaces were installed at two zinc oxide facilities and at the Goodyear, Arizona aluminum recycling plant.

Management is planning capital spending of about $25,000,000 in 2002. Almost half of that amount will be used to fund operating improvements in both the aluminum and zinc segments. The remaining funds will be used for construction of an aluminum recycling facility in Warrington, England and the planned expansion of the Mexican joint venture's capacity.

In 2001 the company made capital expenditures for environmental control facilities of about $1,000,000, most of which was used for installation of air control equipment at the Saginaw, Michigan alloying plant and for additions at the Uhrichsville, Ohio facility. Environmental expenditures in 2002 are expected to total approximately $2,200,000 and are primarily related to the installation of additional air control equipment.

FINANCING TRANSACTIONS In 2001 net cash used by financing activities totaled $8,598,000 and included repayment of long-term debt of $3,400,000 and the use of $4,966,000 to repurchase outstanding common shares.

In 2000 net cash used by financing activities totaled $99,248,000 and included repayment of long-term debt of $86,100,000 with the funds obtained from the receivables purchase and sale agreement. In addition, $9,120,000 was used to repurchase common shares and dividend payments of $3,555,000 were made.

Net cash from financing activities in 1999 was $32,405,000 and included proceeds of $44,377,000 in long-term borrowings, partially offset by $12,651,000 in common share repurchases, dividend payments, debt issuance costs and other items.

The net result of IMCO's operations, investments and financing transactions was a decrease in cash of $1,713,000 in 2001, an increase in cash of $2,436,000 in 2000 and a decrease in cash of $3,497,000 in 1999.

ADOPTION OF FASB STATEMENT NO. 142 Effective January 1, 2002, the company adopted the Financial Accounting Standards Board's Statement No. 142, "Accounting for Goodwill and Other Intangibles."

As required by accounting standards, the company in past years has used the purchase method of accounting for its various acquisitions. Under this method, when the cost of an acquisition exceeds the fair market value of the net assets acquired, then the difference, or goodwill, is recorded on the balance sheet. This difference occurs because the total benefit to be derived from an acquisition is expected to exceed fair market value. The goodwill was then amortized using the straight-line method over a period not exceeding 40 years and was shown as an expense on the statements of operations.

The company has about $113,000,000 of goodwill on the balance sheet as a result of its past acquisitions. The new accounting standard requires that, at least annually, goodwill be tested for impairment using a two-step process. The first step requires screening for impairment and the second step involves measuring of the amount of impairment. The company has completed the first step of this process and estimates goodwill impairment of up to $60,000,000. Work is underway on the second step and the full amount to which goodwill is found to be impaired will be deducted from total goodwill on the balance sheet.

The new standard also eliminates the amortization of goodwill. This change will increase the company's 2002 net earnings by about $3,000,000 or $.15 per share.

RISK MANAGEMENT In the ordinary course of business the company is

IMCO Recycling Inc. Effective Annual Capacity (millions of pounds)

	2002	2001	2000
Aluminum			
Specification Alloys (5 plants)	740	690	730
Aluminum Recycling (10 plants)	2,180	2,180	2,205
Total Consolidated Capacity	2,920	2,870	2,935
VAW-IMCO (50% share)	300	300	300
Total Aluminum Capacity	3,220	3,170	3,235
Zinc	290	290	290
Total	3,510	3,460	3,525

IMCO Recycling's Diversified Markets


Auto & Truck Components
Beverage Can Stock
Building & Construction Products
Steel Deoxidation Products
Recycled Aluminum


Tires & Rubber Products
Corrosion Resistant Industrial Paints
Galvanized Steel
Chemicals and Mining
Recycled Zinc

exposed to potential losses arising from changes in the price of aluminum, zinc and natural gas, and in the level of interest rates. Management uses derivative instruments such as futures, options, swaps, and interest rate caps to minimize the effect of such changes. See Note A - - "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" of Notes to Consolidated Financial Statements.

All derivative contracts are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility and to cover underlying exposures. IMCO's commodity and derivative activities are subject to the management, direction and control of the company's risk management committee. This committee is composed of the chief executive officer, the chief financial officer, the treasurer and other officers and employees that the chief executive officer designates. The risk management committee reports to the company's board of directors.

SHARE REPURCHASE PROGRAM
From September 1998 through the end of 1999, the company repurchased about 1,000,000 shares of its common stock at an average price of $12.63. In May 2000 the company entered into a forward share repurchase agreement which was settled in May 2001. Under this agreement, 644,500 shares were repurchased at a cost of $4,966,000 for an average price of $7.70 per share. Shares repurchased are held as treasury stock to be used to satisfy obligations of the company under its stock option and other equity plans and for general corporate purposes. The company does not currently plan to repurchase additional shares of its common stock.

DIVIDEND ACTION After payment of four regular quarterly cash dividends of $.06 per common share in both 2000 and 1999, the company's board of directors in March 2001 elected to omit payment of a dividend. This action was taken in order to strengthen cash flow.

The board intends to resume paying dividends when the company's net earnings return to prior levels. However, future declarations are at the board's discretion and will depend on IMCO's net earnings, cash flow, financial requirements, economic and business conditions and other relevant factors.

GLOSSARY OF INDUSTRY AND RECYCLING TERMS

Aluminum Alloys: Aluminum combined with one or more other metals to provide specific desirable qualities such as greater strength, formability and wear resistance.

Aluminum SpaceFrame™: An integrated structure of aluminum castings and extruded parts developed by Alcoa that form the primary body frame of a new generation of automobiles.

Can Stock: Aluminum sheet from which beverage containers are made. About 32 percent of the company's 2001 production of recycled metal was used by major aluminum producers who manufacture and sell can stock.

Casting: The process of forming molten metal into a particular shape by pouring it into a mold and letting it harden.

Dross: Aluminum dross, one of the principal materials recycled by IMCO, forms on the top of reverberatory furnaces during the recycling process. Zinc dross is a product of the continuous steel galvanizing process.

Ingot: A cast form suitable for remelting or fabricating that may take many forms.

Molten Metal: Recycled aluminum in liquid form that saves customers the time and cost normally required for remelting. Most of the production of the company's 10 aluminum plants in Idaho, Kentucky, Michigan, Ohio, Tennessee and Wales is delivered in molten form.

Primary Aluminum: Aluminum that is made directly from ore and is at least 99 percent pure.

Product Sales: Transactions that involve purchasing scrap on the open market, processing it and selling the recovered metal. About 30 percent of the company's 2001 volume was made up by product sales. Because this type of transaction includes the cost of metal sold, its total revenue per pound is much higher than the tolling transaction fee. Both product sales and tolling transactions have about the same gross profit value per pound.

When purchasing metal in the open market, the company attempts to reduce the risk of fluctuating prices by arranging for the sale of the aluminum to be recovered. IMCO also attempts to avoid accumulating large inventories of ingot or scrap material except to the extent necessary to allow its plants to operate without interruption.

Recycled Aluminum: Aluminum obtained by recovering and recycling UBCs, dross and other types of scrap. It performs as well as primary aluminum in most applications and provides about 34 percent of U.S. aluminum supply.

Recycling Rate: The percentage of aluminum cans produced each year that are recycled. This rate has increased steadily during the past two decades and averaged over 60 percent per year during the past seven years.

Reverberatory Furnace: A stationary recycling furnace that uses both radiation and convection heating to melt the material being processed. This type of furnace provides better recovery of aluminum from shredded material than a rotary furnace. It also can take advantage of the heat energy contained in delacquered shreds.

Rotary Furnace: Many of the furnaces at IMCO's plants are rotary or barrel-like furnaces that use specialized technology. These furnaces are able to pour a batch of melted aluminum from dross and immediately switch to other types of scrap. They provide high recovery and excellent product quality.

Salt Cake: A by-product of aluminum recycling in rotary furnaces that is not classified as hazardous. IMCO processes salt cake to recover aluminum and other materials and places the residue in company-owned or carefully controlled landfills. This policy helps protect customers from the possibility of a future cleanup liability.

Scrap Preparation Capability: Equipment such as crushers, shredders and delacquering kilns that prepare aluminum scrap for recycling and improve metal recovery and product quality.

Tolling: The recycling of customer-owned aluminum scrap and dross in return for a processing fee. Almost 70 percent of the company's 2001 aluminum volume involved toll processing, which requires minimal commitment of working capital and eliminates aluminum price risk exposure.

UBCs: Used aluminum beverage cans that are collected for recycling through voluntary programs, commercial recycling centers, curbside recycling and jurisdictions with container deposit laws.

Zinc: A bluish white metallic element of low to intermediate hardness. It is used especially as a protective coating for steel products because it lengthens the life of steel by a factor of five.

CONSOLIDATED STATEMENTS OF OPERATIONS

IMCO Recycling Inc. and Subsidiaries (in thousands, except per share data)

For the Year Ended December 31,	2001	2000	1999
Revenues	$ 689,337	$ 846,939	$ 764,831
Cost of sales	656,013	799,586	694,193
Gross Profits	33,324	47,353	70,638
Selling, general and administrative expense	22,686	27,334	24,924
Amortization expense	5,367	5,196	4,653
Fees on receivables sale	3,372	1,082	—
Interest expense	9,970	16,668	12,478
Interest and other income	(301)	(278)	(1,456)
Equity in earnings of affiliates	(3,131)	(3,060)	(2,265)
Earnings (Loss) Before Provision (Benefit) for Income Taxes and Minority Interests	(4,639)	411	32,304
Provision (benefit) for income taxes	(2,243)	(424)	11,162
Earnings (Loss) Before Minority Interests	(2,396)	835	21,142
Minority interests, net of provision for income taxes of $147, $74, and $182 at December 31, 2001, 2000 and 1999, respectively	326	552	346
Net Earnings (Loss)	$ (2,722)	$ 283	$ 20,796
Net Earnings (Loss) Per Common Share			
Basic:	$ (0.18)	$ 0.02	$ 1.26
Diluted:	$ (0.18)	$ 0.02	$ 1.26
Weighted average shares outstanding:			
Basic	14,978	15,353	16,448
Diluted	14,978	15,436	16,555
Dividends declared per common share	$ —	$ 0.24	$ 0.24

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

IMCO Recycling Inc. and Subsidiaries (in thousands, except per share data)

For the Year Ended December 31,	2001	2000
ASSETS		
Current Assets		
Cash and cash equivalents	$ 3,301	$ 5,014
Accounts receivable (net of allowance of $2,488 and $2,421 at December 31, 2001 and 2000, respectively)	23,569	21,229
Inventories	39,214	56,318
Deferred income taxes	6,879	3,726
Other current assets	7,570	10,450
Total Current Assets	80,533	96,737
Property and equipment, net	186,931	196,133
Excess of acquisition cost over the fair value of net assets acquired, net of accumulated amortization of $21,448 and $17,215 at December 31, 2001 and 2000, respectively	115,562	117,845
Investments in joint ventures	17,892	15,249
Other assets, net	6,036	7,707
	$ 406,954	$ 433,671
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 67,299	$ 83,552
Accrued liabilities	13,908	13,097
Current maturities of long-term debt	75	112
Total Current Liabilities	81,282	96,761
Long-term debt	125,314	128,786
Deferred income taxes	19,157	15,899
Other long-term liabilities	12,308	10,368
STOCKHOLDERS' EQUITY		
Preferred stock; par value $.10; 8,000,000 shares authorized; none issued	—	—
Common stock; par value $.10; 40,000,000 shares authorized; 17,131,240 issued at December 31, 2001; 17,119,420 issued at December 31, 2000	1,713	1,712
Additional paid-in capital	105,800	106,137
Retained earnings	98,085	100,807
Accumulated other comprehensive loss from foreign currency translation adjustments and deferred hedging gains/losses	(9,890)	(5,143)
Treasury stock, at cost; 2,494,952 shares at December 31, 2001; 1,789,152 shares at December 31, 2000	(26,815)	(21,656)
Total Stockholders' Equity	168,893	181,857
	$ 406,954	$ 433,671

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

IMCO Recycling Inc. and Subsidiaries (in thousands)

For the Year Ended December 31,	2001	2000	1999
Operating Activities			
Net earnings (loss)	$ (2,722)	$ 283	$ 20,796
Depreciation and amortization	29,197	29,708	27,038
Provision for deferred income taxes	2,106	76	3,369
Equity in earnings of affiliates	(3,131)	(3,060)	(2,265)
Other noncash charges	3,390	5,349	2,370
Changes in operating assets and liabilities:			
Accounts receivable	19,024	13,476	(39,588)
Accounts receivable sold	(24,700)	90,000	—
Inventories	18,367	18,055	(20,962)
Other current assets	2,869	(1,373)	(129)
Accounts payable and accrued liabilities	(23,397)	(11,576)	27,604
Net cash from operating activities	21,003	140,938	18,233
Investing Activities			
Payments for property and equipment	(9,858)	(37,701)	(30,856)
Acquisitions of businesses and investments	(4,823)	—	(21,480)
Other	683	(1,414)	(1,803)
Net cash used for investing activities	(13,998)	(39,115)	(54,139)
Financing Activities			
Net (payments of) proceeds from long-term revolving credit facility	(3,400)	(86,100)	44,377
Net (payments of) proceeds from issuance of long-term debt	(110)	(164)	679
Debt issuance costs	(978)	(813)	(1,041)
Dividends paid	—	(3,555)	(3,931)
Purchases of treasury stock	(4,966)	(9,120)	(7,080)
Other	856	504	(599)
Net cash (used for) from financing activities	(8,598)	(99,248)	32,405
Effect of exchange rate differences on cash and cash equivalents	(120)	(139)	4
Net increase (decrease) in cash and cash equivalents	(1,713)	2,436	(3,497)
Cash and cash equivalents at January 1	5,014	2,578	6,075
Cash and cash equivalents at December 31	$ 3,301	$ 5,014	$ 2,578
Supplementary Information			
Cash payments for interest	$ 10,870	$ 16,674	$ 13,417
Cash payments for income taxes	$ 807	$ 1,323	$ 9,825

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

IMCO Recycling Inc. and Subsidiaries (in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock		Total Dollars
	Shares	Amount			Shares	Amount	
Balance at December 31, 1998	17,048,585	$ 1,705	$ 106,046	$ 86,312	(530,539)	$ (6,755)	$ 187,308
Comprehensive income:							
Net earnings	—	—	—	20,796	—	—	20,796
Other comprehensive loss, net of tax:							
Foreign currency translation adjustments	—	—	—	(2,229)	—	—	(2,229)
Net comprehensive income							18,567
Cash dividend	—	—	—	(3,931)	—	—	(3,931)
Purchase of B & F Metals, Inc.	17,890	2	268	—	—	—	270
Issuance of common stock for services	7,945	1	122	—	4,000	51	174
Exercise of stock options	36,200	3	165	—	21,120	252	420
Executive option exercise loan program	—	—	(264)	—	—	—	(264)
Tax benefit from the exercise of nonqualified stock options	—	—	218	—	—	—	218
Common stock repurchased	—	—	—	—	(576,500)	(7,080)	(7,080)
Other	—	—	(6)	—	(1,487)	(20)	(26)
Balance at December 31, 1999	17,110,620	1,711	106,549	100,948	(1,083,406)	(13,552)	195,656
Comprehensive loss:							
Net earnings	—	—	—	283	—	—	283
Other comprehensive loss, net of tax:							
Foreign currency translation adjustments	—	—	—	(2,012)	—	—	(2,012)
Net comprehensive loss							(1,729)
Cash dividend	—	—	—	(3,555)	—	—	(3,555)
Issuance of common stock for services	8,800	1	62	—	—	—	63
Common stock repurchased	—	—	—	—	(788,900)	(9,120)	(9,120)
Stock issued in connection with ESPP	—	—	(474)	—	83,154	1,016	542
Balance at December 31, 2000	17,119,420	1,712	106,137	95,664	(1,789,152)	(21,656)	181,857
Comprehensive loss:							
Net loss	—	—	—	(2,722)	—	—	(2,722)
Other comprehensive income (loss), net of tax:							
Deferred hedging loss	—	—	—	(4,923)	—	—	(4,923)
Foreign currency translation adjustments	—	—	—	176	—	—	176
Net comprehensive loss							(7,469)
Issuance of common stock for services	11,820	1	73	—	—	—	74
Common stock repurchased	—	—	—	—	(644,500)	(4,966)	(4,966)
Stock issued in connection with ESPP	—	—	(410)	—	60,134	681	271
Other	—	—	—	—	(121,434)	(874)	(874)
Balance at December 31, 2001	17,131,240	$ 1,713	$ 105,800	$ 88,195	(2,494,952)	$ (26,815)	$ 168,893

See Notes to Consolidated Financial Statements

(dollars in tables are in thousands, except per share data)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation: The accompanying consolidated financial statements include the accounts of IMCO Recycling Inc. and all of its majority owned subsidiaries and joint ventures (the "Company"). All significant intercompany accounts and transactions have been eliminated upon consolidation. Investments in affiliated companies, owned 50% or less, are accounted for using the equity method.

The Company's principal business involves the ownership and operation of aluminum recycling and alloying facilities and zinc manufacturing facilities. Aluminum scrap material is recycled for a fee and then the material is returned to its customers, some of whom are the world's largest aluminum and automotive companies. Aluminum and zinc scrap is also purchased on the open market, recycled and sold.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents: All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.

Receivable Sales: Trade accounts receivables are sold through a qualified special purpose entity, a wholly owned subsidiary of the Company. The fair value of the trade accounts receivable balances retained by the Company approximate the carrying value less any reserves required for credit losses.

Credit Risk: The majority of the Company's accounts receivable are due from companies in the aluminum, zinc and automotive industries. Credit is extended based on evaluation of the customers' financial condition and, generally, collateral is not required. Accounts receivable are net of a valuation reserve that represents an estimate of amounts considered uncollectible. Expense for such uncollectible amounts was $2,565,000, $1,502,000 and $1,602,000 in 2001, 2000 and 1999, respectively.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using either a specific identification method or a weighted average cost per product sold, and includes an allocation of average manufacturing labor and overhead costs to finished goods.

Property and Equipment: Property and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Landfill closure costs are currently estimated to be approximately $8,000,000 and are being accrued as space in the landfills is used. The construction costs of the landfills are depreciated as space in the landfills is used.

The Company reviews its property and equipment for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset less disposal costs.

Interest is capitalized in connection with the construction of major facilities. Capitalized interest costs for 2001, 2000 and 1999 were $336,000, $1,067,000 and $520,000, respectively.

Amortization of Intangibles: The excess of original acquisition costs over the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over the expected life, currently from 15-40 years. Management regularly reviews the remaining goodwill with consideration toward recovery through future operating results. Goodwill is evaluated for recovery on an undiscounted basis. Deferred debt issuance costs, included in other assets, are being amortized over the term of the long-term debt.

Revenue Recognition: Revenues are recognized when products are shipped or when services are performed for customers.

Stock-Based Compensation: The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, if the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded.

Market Risk Management Using Financial Instruments: In order to manage its price exposure for natural gas purchases, the Company has fixed the future price of a portion of its natural gas requirements by entering into financial hedge agreements. Under these agreements, payments are made or received based on the differential between the monthly closing price on the New York Mercantile Exchange, ("NYMEX") and the actual hedge price. These contracts are accounted for as hedges, with all gains and losses recognized in cost of sales when the gas is consumed. In addition, the Company has cost escalators included in some of its long-term supply contracts with its customers, which limit the Company's exposure to natural gas price risk. At December 31, 2001, the Company had outstanding swap agreements to hedge its anticipated domestic natural gas requirements on approximately 3,700,000 Mmbtus of natural gas, which represents approximately 62% of its expected 2002 fuel needs.

The Company has entered into futures contracts and a series of put and call option contracts with metal brokers to cover the future selling prices on a portion of the aluminum generated by the Company's salt cake processing facility in Morgantown, Kentucky and some of the aluminum generated for sale from the processing of other scrap metal. At December 31, 2001, estimated 2002 total production covered under these futures sales contracts was 2,475 metric tonnes (mt). In addition, the Company has entered into futures contracts with metal brokers to cover the future selling prices of zinc recycled for certain zinc customers under fixed-price contracts. At December 31, 2001, such contracts had metal deliveries committed during 2002 of 18,767 mt. In conjunction with these futures sales contracts, the Company has also entered into options contracts covering 475 mt. These contracts are settled in the month of the corresponding production and/or shipment, with all gains and losses recognized in revenues.

The Company is exposed to losses in the event of non-performance by the counter-parties to the financial hedge agreements and futures contracts discussed above; however, the Company does not anticipate non-performance by the counter-parties. The counter-parties are evaluated for credit-worthiness and risk assessment prior to initiating trading activities with the brokers. The Company does not require collateral to support broker transactions.

The fair value of the Company's financial hedging agreements at December 31, 2001, representing the amount the Company would pay net of tax to terminate the agreements, totaled $4,923,000.

The Company engages in activities that expose it to various market risks, including the effects of natural gas prices and future selling prices of aluminum and zinc. These financial exposures are managed as an integral part of the Company's risk management program, which seeks to reduce the potentially adverse effects that the volatility of the markets may have on operating results. The Company does not engage in speculative transactions, nor does it regularly hold or issue financial instruments for trading purposes. The Company maintains a natural gas pricing strategy to minimize significant fluctuations in earnings caused by the volatility of gas prices. The Company also maintains a metal pricing strategy to minimize significant, unanticipated fluctuations in earnings caused by the volatility of aluminum and zinc prices.

Effective January 1, 2001, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138. The Company, which enters into production derivatives to hedge the cost of energy and the sales price of certain aluminum and zinc products, evaluates and documents each hedge item when entered into. It is the Company's policy not to speculate in hedging activities. The adoption of SFAS 133 did not have a material impact on the Company's consolidated balance sheet or statement of operations in fiscal 2001.

Foreign Currency Translation: The Company's foreign subsidiaries in the U.K., Germany, Netherlands, Mexico and its equity investee in Germany use the local currency as their functional currency. Adjustments resulting from the translation into U.S. dollars are reflected as a separate component of stockholders' equity, and foreign currency transaction gains and losses are reflected in the Statements of Operations. The gains and losses on foreign currency exchange rate fluctuations and the translation adjustments for the three years ended 2001 were immaterial. As of December 31, 2001, the Company's accumulated foreign currency translation adjustment totaled $4,967,000 and the annual change is included in other comprehensive income in the Statements of Changes in Stockholders' Equity.

New Accounting Pronouncements: In June 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations" ("SFAS 141") and Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under the new standards, SFAS 141 eliminates the pooling of interest method of accounting for business combinations. SFAS 142 requires that goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. In October 2001, the Financial Accounting Standards Board issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). This statement establishes new rules for determining impairment of certain other long-lived assets, including intangible assets subject to amortization, property and equipment and long-term prepaid assets. These new standards are all effective for fiscal years beginning after December 15, 2001. The Company will adopt these statements on January 1, 2002. At the present time, management believes that SFAS 141 will have no material impact on the Company.

Preliminary indications from required evaluations currently being conducted are that intangible asset impairment charges, which the Company expects to record in the first quarter of 2002 as a change in accounting principle, could be as much as $60,000,000. However, amortization of goodwill will be eliminated as a result of the Company's adoption of SFAS 142. The elimination of goodwill amortization is expected to positively impact the Company's 2002 net earnings by approximately $3,000,000 or $.15 per share. The adoption of SFAS 144 is not expected to have a significant effect on the operating results or financial position of the Company, excluding the effects of posssible impairment charges.

NOTE B – ACQUISITIONS/JOINT VENTURE FORMATION

In October 2001, the Company invested approximately $4,800,000 in a recycling operation in the form of a joint venture with Reciclaje y Maquila, S.A. de C.V. The joint venture, in which the Company has a majority interest is known as IMCO Reciclaje de Nuevo Leon S. de R.L. de C.V., and is recycling aluminum drosses and other scrap under a contract with NEMAK, S.A., Monterrey, Mexico. The joint venture has been included in the Company's consolidated financial statements since the date of formation.

In February 1999, the Company acquired substantially all the assets of an aluminum alloying facility located in Shelbyville, Tennessee for approximately $11,000,000 in cash (not including acquisition costs). Also in February 1999, the Company acquired, through its wholly owned subsidiary,

Midwest Zinc Corporation, substantially all the assets of a zinc oxide production facility located in Clarksville, Tennessee for approximately $11,000,000 in cash (not including acquisition costs). Both acquisitions were accounted for using the purchase method of accounting, and their results of operations are included herein since their dates of acquisitions. Pro forma results from these acquisitions would not vary significantly from actual results for 1999 and 1998.

NOTE C – SALE OF RECEIVABLES

On November 2, 2000, the Company entered into a Receivables Purchase and Sale Agreement with a newly formed subsidiary of the Company organized as a Qualified Special Purpose Entity (QSPE). Under the Receivables Purchase and Sale Agreement, the Company agreed to sell, from time to time, their right, title and interest in certain trade accounts receivable and related assets (Pooled Receivables) to the QSPE. On November 2, 2000, the Company and the QSPE entered into a Receivables Purchase Agreement with a third party financial institution. Under the Receivables Purchase Agreement, the QSPE agreed to sell undivided interests in the Pooled Receivables, up to $100,000,000, to the third party financial institution. The sales price of the Pooled Receivables to the third party financial institution is calculated as the total outstanding balance times a discount rate based on total days outstanding of the Pooled Receivables, as defined, and the prime interest rate plus .25%. Under the Receivables Purchase Agreement, the Company agreed to service and collect the Pooled Receivables for a servicing fee calculated as .5% per annum of the daily average aggregate outstanding balance of the Pooled Receivables. The amount retained is calculated on a monthly basis as the eligible pool balance less the greater of the customer concentration reserve and the performance reserve. The third party financial institution has no recourse to the Company's other assets for failure of debtors to pay when due. The QSPE's retained interest in the Pooled Receivables are subordinate to the third party financial institution's interest. The value of the Pooled Receivables is subject to credit risk.

At December 31, 2001, the receivables retained by the QSPE were $24,700,000, compared to $17,226,000 in 2000. The amount outstanding under the Receivables Sale Facility at December 31, 2001 was $65,300,000. The net proceeds under this sale at December 31, 2000 were $90,000,000. During fiscal 2001 and 2000, the Company incurred fees on the sale of its receivables in the amount of $3,372,000 and $1,082,000, respectively. This facility is scheduled to terminate in November 2003.

NOTE D – INVENTORIES

The components of inventories are:

	December 31, 2001	December 31, 2000
Finished goods	$ 18,073	$ 30,357
Raw materials	19,477	23,790
Supplies	1,664	2,171
	$ 39,214	$ 56,318

NOTE E – PROPERTY AND EQUIPMENT

The components of property and equipment are:

	December 31, 2001	December 31, 2000
Land, buildings & improvements	$ 164,678	$ 153,795
Production equipment & machinery	135,427	136,152
Office furniture, equipment & other	17,550	17,376
	317,655	307,323
Accumulated depreciation	(130,724)	(111,190)
	$ 186,931	$ 196,133

Depreciation expense for 2001, 2000 and 1999 was $23,830,000, $24,512,000 and $22,405,000, respectively.

Estimated useful lives for buildings and improvements range from 15 to 39 years, machinery and equipment range from 3 to 20 years and office furniture and equipment range from 3 to 10 years.

NOTE F – INCOME TAXES

The provision (benefit) for income taxes was as follows:

	For the Year Ended December 31, 2001	2000	1999
Current:			
Federal	$ (4,922)	$ (1,095)	$ 7,238
State	57	390	500
Foreign	(366)	204	55
	(5,231)	(501)	7,793
Deferred:			
Federal	2,406	320	3,221
State	(815)	(576)	577
Foreign	1,397	333	(429)
	2,988	77	3,369
	$ (2,243)	$ (424)	$ 11,162

The income tax expense, computed by applying the federal statutory tax rate to earnings before income taxes, differed from the provision (benefit) for income taxes as follows:

	For the Year Ended December 31, 2001	2000	1999
Income taxes (benefit) at the federal statutory rate	$ (1,786)	$ (308)	$ 11,231
Foreign taxes at the statutory rate	3	537	67
Goodwill amortization, nondeductible	596	864	807
State income taxes, net	(492)	(162)	693
Foreign income not currently taxable	(864)	(1,130)	(871)
Other, net	300	(225)	(765)
Provision (benefit) for income taxes	$ (2,243)	$ (424)	$ 11,162

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31, 2001	2000
Deferred tax liabilities:		
Accelerated depreciation and amortization	$ 23,482	$ 19,473
Federal effect of state income taxes	1,690	1,232
Other	1,366	1,150
Total deferred tax liabilities	26,538	21,855
Deferred tax assets:		
State net operating loss carryforwards	2,774	2,171
Tax credit carryforwards	2,798	2,041
Expenses not currently deductible	5,812	5,433
Federal effect of state income taxes	1,323	1,150
Deferred hedge gain (loss)	2,883	—
Total deferred tax assets	15,590	10,795
Valuation allowance	(1,330)	(1,113)
Net deferred tax assets	14,260	9,682
Net deferred tax liability	$ 12,278	$ 12,173

At December 31, 2001 and 2000, the Company had a $1,330,000 and $1,113,000 valuation allowance, respectively, to reduce certain deferred tax assets to amounts that are more than likely not to be realized. The majority of the valuation allowance relates to the Company's potential inability to utilize state recycling credits.

At December 31, 2001, the Company had approximately $1,277,000 of unused net operating loss carryforwards for foreign tax purposes, which do not expire, and had approximately $34,157,000 for state purposes, which expire in 2002 to 2021. At December 31, 2001, the Company had $2,798,000 of unused state tax credit carryforwards, $679,000 of which expire in 2002 to 2019, and $2,120,000 of which do not expire. At December 31, 2001 and 2000, the Company had a $3,994,000 and $3,957,000 federal income tax receivable, respectively.

Undistributed earnings of the Company's non-United States investment in a joint venture amounted to approximately $5,405,000 at December 31, 2001. These earnings are considered permanently reinvested and, accordingly, no additional United States income taxes or non-U.S. withholding taxes have been provided. Determination of the amount of additional taxes that would be payable if such earnings were not considered indefinitely reinvested is not practicable.

NOTE G – LONG-TERM DEBT

Long-term debt is summarized as follows:

	December 31, 2001	2000
Revolving credit loans	$ 110,500	$ 113,900
7.65% Morgantown, Kentucky Solid Waste Disposal Facilities Revenue Bonds-1996 Series	5,699	5,696
7.45% Morgantown, Kentucky Solid Waste Disposal Facilities Revenue Bonds-1997 Series	4,600	4,600
6.00% Morgantown, Kentucky Solid Waste Disposal Facilities Revenue Bonds-1998 Series	4,100	4,100
Other	490	602
Subtotal	125,389	128,898
Less current maturities	75	112
Total	$ 125,314	$ 128,786

As of December 31, 2001, the Company had $110,500,000 of indebtedness outstanding under the Credit Agreement and had $46,924,000 available for borrowing. At December 31, 2001, the Company had standby letters of credit outstanding in the aggregate amount of $3,306,000. The Company believes that its cash on hand, the availability of funds under the credit facility and its anticipated internally generated funds will be sufficient to fund its current operational needs. However, the Credit Agreement, as amended by the Third Amendment to the Second Amended and Restated Credit Agreement, imposes significant constraints on funding the Company's growth plans in 2002 and beyond.

The Company uses its senior revolving credit facility to provide funding for its short-term liquidity requirements and for letters of credit. The average amount of borrowings outstanding under the Credit Agreement during 2001 was approximately $128,600,000. The average interest rate on loans outstanding under the Credit Agreement during 2001 was approximately 6.59% per annum. As of March 1, 2002, there were $129,000,000 of borrowings outstanding under the Credit Agreement as well as outstanding letter of credit obligations of $2,763,000 and remaining availability of approximately $28,237,000 under the line of credit. The term of the Credit Agreement expires on December 31, 2003.

The fair value of the Company's outstanding indebtedness under the Credit Agreement approximates its carrying value due to its recent issuance, floating rate and relatively short maturity. The fair value of the Company's fixed rate Revenue Bonds based on discounted cash flows and incremental borrowing rates totals approximately $16,787,000.

On October 26, 2001 the Company amended the terms of this revolving credit facility. The Third Amendment to the Second Amended and Restated Credit Agreement (the "Third Amendment") reduced the maximum amount which could be drawn down under the facility from $175,000,000 to $160,000,000, increased the credit margins applied to alternate base rate loans and LIBOR loans, and amended certain financial and other covenants. The Third Amendment added provisions requiring the Company to prepay the facility from the proceeds of certain debt or equity financings - the facility indebtedness would be reduced by an amount equal to 100% of the proceeds from any permitted debt issuance and 25% of the proceeds from any equity offering. The facility is currently scheduled to expire by its terms on December 31, 2003.

The Credit Agreement, as amended by the Third Amendment, also imposes on the Company: (i) additional prohibitions against incurring indebtedness, (ii) further limitations on dividends on and repurchases of shares of capital stock, and (iii) further limitations on capital expenditures, investments and acquisitions. Funding of acquisitions by the Company will be permitted from future equity offerings, so long as 25% of the proceeds from the equity offerings are applied to reduce the credit facility. Cash dividends on and repurchases of the Company's capital stock will be prohibited until such time as the Company's total debt to EBITDA ratio falls below 3.0 to 1.0, at which time the Company will be permitted to pay up to $8,000,000 in dividends or stock repurchases for each year so long as it remains in compliance with this ratio requirement, and no default or event of default has occurred and is continuing or would result therefrom. Capital expenditures will be limited to those funded by the Company's internally generated cash and its international operations, plus up to $15,000,000 per annum for maintenance and replacement of existing assets and for new assets deemed necessary by the Company for the health and safety of its employees or as required by law.

Further, the Third Amendment requires the Company to grant a first lien mortgage in additional real property located at twelve of its operating plants as further security for the indebtedness under the Credit Agreement . The indebtedness under the Credit Agreement is currently secured by substantially all of the Company's personal property (except for accounts receivables and certain related assets sold under the Company's Receivables Sale Agreement), a first lien mortgage on certain real property at seven of the Company's operating plants, and a pledge of the capital stock of substantially all of the Company's subsidiaries.

The terms of the Third Amendment also provide that if the Company's Receivables Sale Facility commitment terminates or its availability terminates, or if the total amount of the commitment or availability under the Receivables Sale Facility is reduced by an amount greater than 30% of its availability or commitment as of October 26, 2001, then any such event will be an event of default under the Credit Agreement.

Scheduled maturities of long-term debt subsequent to December 31, 2001 are as follows:

2002	$ 75
2003	110,610
2004	105
2005	165
After 2006	14,434
Total	$ 125,389

NOTE H – NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2001	2000	1999
Numerators for basic and diluted earnings (loss) per share:			
Net earnings (loss)	$ (2,722)	$ 283	$ 20,796
Denominator:			
Denominator for basic earnings (loss) per share--weighted-average shares	14,978,120	15,353,383	16,447,949
Dilutive potential common shares--stock options	—	4,204	106,740
Dilutive potential common shares–equity forward	—	78,861	—
Denominator for diluted earnings (loss) per share	14,978,120	15,436,448	16,554,689
Net earnings (loss) per share:			
Basic	$ (0.18)	$ 0.02	$ 1.26
Diluted	$ (0.18)	$ 0.02	$ 1.26

The following stock options were excluded from the computation of diluted earnings (loss) per share because the effect would have been anti-dilutive, as the options' exercise price was greater than the average market price of the common stock:

	2001	2000	1999
Anti-dilutive stock options as of December 31	1,321,022	2,182,388	2,099,996

NOTE I – EMPLOYEE BENEFIT PLANS

With the exception of the employees at the U.S. Zinc facilities, the Company's profit-sharing retirement plan covers most of its employees who meet defined service requirements. Contributions are determined annually by the Board of Directors and may be as much as 15% of covered salaries. Contributions for 2001 and 1999 were $412,000 and $2,302,000, respectively. There were no contributions made for 2000.

Subject to certain dollar limits, employees may contribute a percentage of their salaries to this plan, and the Company matches a portion of the employees' contributions. The Company's match of employee contributions totaled $907,000, $1,053,000 and $876,000 for 2001, 2000 and 1999, respectively.

NOTE J – STOCKHOLDERS' EQUITY

In 1990, the Company adopted an Amended and Restated Stock Option Plan. This plan expired in 1997, and no further grants of options may be made under the plan. This plan provided for the granting of nonqualified and incentive stock options. The number of shares of common stock authorized for issuance under the plan was 1,200,000 shares. Options granted under the plan had various vesting periods and are exercisable for a period of 10 years from the date of grant, although options may expire earlier because of termination of employment.

In 1992, the Company adopted the 1992 Stock Option Plan, which provides for the granting of nonqualified and incentive stock options to employees, officers, consultants and nonemployee members of the Board of Directors. Options granted to employees under this plan have various vesting periods. Annually, nonemployee directors will be granted nonqualified stock options exercisable after six months from the date of grant for 4,000 shares of common stock. All options granted under this plan, once vested, are exercisable for a period of up to 10 years from the date of grant, although options may expire earlier because of termination of employment or service. The 1992 Stock Option Plan will expire in December 2002.

In 1996, the Company adopted the Annual Incentive Program, which provided certain of the Company's key employees with annual incentive compensation tied to the achievement of pre-established and objective performance goals. This plan provides for the granting of stock options to key management employees on a discretionary basis. Nonqualified and incentive stock options may be granted, and the terms of the plan concerning the stock options are substantially the same as the corresponding terms of the 1992 Stock Option Plan.

The 1992 Stock Option Plan and the 1996 Annual Incentive Program allow for the payment of all or a portion of the exercise price and tax withholding obligations in shares of the Company's common stock delivered and/or withheld. Such payment or withholding will be valued at fair market value as of the date of exercise. Participants making use of this feature will automatically be granted a reload stock option to purchase a number of shares equal to the number of shares delivered and/or withheld. When a reload stock option is granted, a portion of the shares issued to the participant will be designated as restricted stock for a period of five years, although the restriction may be removed earlier under certain circumstances. Reload stock options have an exercise price equal to the fair market value as of the date of exercise of the original options and will expire on the same date as the original options.

In March 1998, the Company adopted the Executive Option Exercise Loan Program in order to encourage option exercises and share retention by management employees holding certain options under the Company's Amended and Restated Stock Option Plan and to provide such management employees with a long-term capital accumulation opportunity. This program provides loans to permit the exercise of certain Company stock options under the Amended and Restated Stock Option Plan and to pay federal and state taxes realized upon such exercises. Under this loan program 35,000 and 196,800 shares were exercised in 1999 and 1998, respectively. As of December 31, 2001, the Company had extended $2,266,000 in executive loans to these individuals ($1,624,000 of which represented a reduction to additional paid-in capital and $642,000 of which was included in other long-term assets) and recorded $32,000 in interest income.

During 1999, the Company repurchased 576,500 shares of its common stock in open market or privately negotiated transactions at an aggregate purchase price of $7,080,000. In January 2000, the Company's Board of Directors authorized an increase in the aggregate maximum amount to be expended by the Company under its share repurchase program to $35,000,000. During 2000, the company spent $9,120,000 to repurchase a total of 788,900 shares. In May 2000, the Company entered into a forward share contract, which was settled in May 2001. The forward share contract was concluded when the Company purchased 644,500 of the Company's shares from a financial institution at an average price of $7.70 for a total consideration of $4,966,000.

In October 2000 and February 2001, the Company awarded to certain officers, 650,000 shares of restricted Common Stock of the Company. The restricted stock grants were made pursuant to the terms of the officers' Employment Agreements. These shares cannot be transferred or pledged and are subject to purchase by the Company if the officers' employment with the Company terminates before the restriction period for the awards expires. These awards vest and the restriction period expires on the second anniversary of the date of a "change in control" of the Company as defined in the agreements. Upon a change in control, all unexercised Company stock options owned by these officers as of the date of grant of their restricted stock will automatically terminate. These shares are not included in the calculation of earnings per share.

Transactions under the option plans are as follows:

	2001		2000		1999	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding Jan. 1	2,208,799	$ 14.40	2,342,028	$ 14.56	2,240,363	$ 14.71
Options granted	533,500	$ 5.53	26,711	$ 4.56	214,832	$ 11.49
Options exercised	—	$ —	—	$ —	(62,647)	$ 8.05
Options canceled	(877,912)	$ 15.35	(159,940)	$ 15.00	(50,520)	$ 16.34
Options outstanding Dec. 31	1,864,387	$ 11.41	2,208,799	$ 14.40	2,342,028	$ 14.56
Options exercisable Dec. 31	1,346,976	$ 13.51	1,881,050	$ 14.82	1,571,098	$ 15.17

Information related to options outstanding at December 31, 2001, is summarized below:

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$4.39 - $4.75	242,165	9.1	$4.3986	18,865	$4.5000
$4.75 - $7.12	301,200	9.9	$6.4004	53,000	$6.1462
$9.50 - $11.88	148,309	8.0	$10.9078	102,398	$10.8965
$11.88 - $14.25	862,843	4.7	$13.1665	862,843	$13.1665
$14.25 - $16.62	247,388	5.6	$15.8502	247,388	$15.8502
$16.62 - $19.00	5,835	6.0	$17.1250	5,835	$17.1250
$21.38- $23.75	56,647	3.9	$22.7580	56,647	$22.7580
	1,864,387	6.5	$11.4148	1,346,976	$13.5098

The fair value of the Company's outstanding stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000	1999
Expected option life in years	4.0	2.0	3.9
Risk-free interest rate	3.82%	5.36%	5.94%
Volatility factor	0.442	0.439	0.329
Dividend yield	—	5.30%	2.11%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The Company's pro forma information is as follows:

			December 31,
	2001	2000	1999
Net earnings (loss):			
As reported	$ (2,722)	$ 283	$ 20,796
Pro forma	$ (3,307)	$ (526)	$ 19,629
Net earnings (loss) per common share:			
As reported--basic	$ (0.18)	$ 0.02	$ 1.26
As reported--diluted	$ (0.18)	$ 0.02	$ 1.26
Pro forma--basic	$ (0.22)	$ (0.03)	$ 1.19
Pro forma--diluted	$ (0.22)	$ (0.03)	$ 1.19
Weighted-average fair value of options granted during the year	$ 2.16	$ 1.00	$ 3.25

NOTE K – EMPLOYEE STOCK PURCHASE PLAN

Effective July 1, 1999 the Company adopted a qualified, non-compensatory employee stock purchase plan, which allows employees to acquire shares of common stock through payroll deductions over a six-month period. The purchase price is equal to 85% of the fair market value of the common stock on either the first or last day of the offering period, whichever is lower. Purchases under the plan are limited to 15% of an employee's eligible compensation. A total of 800,000 shares are available for purchase under the plan. The Company issued 60,134 shares under the plan in 2001.

NOTE L – OPERATIONS

The Company's operations, like those of other basic industries, are subject to federal, state, local and foreign laws, regulations and ordinances. These laws and regulations (1) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (2) impose liability for costs of cleaning up, and certain damages resulting from past spills, disposals or other releases of hazardous substances. It can be anticipated that more rigorous environmental laws will be enacted that could require the Company to make substantial expenditures in addition to those referred to herein.

From time to time, operations of the Company have resulted, or may result, in certain noncompliance with applicable requirements under environmental laws. However, the Company believes that any such noncompliance under such environmental laws would not have a material adverse effect on the Company's financial position or results of operations.

In 1997, the Illinois Environmental Protection Agency ("IEPA") notified the Company that two of the Company's zinc subsidiaries are potentially responsible parties ("PRP") pursuant to the Illinois Environmental Protection Act for the cleanup of contamination at a site in Marion County, Illinois to which these subsidiaries, among others, in the past sent zinc oxide for processing and resale. These subsidiaries have joined a group of PRPs that is planning to negotiate with the IEPA regarding the cleanup of the site. Although the site has not been fully investigated and final cleanup costs have not yet been determined, based on current cost estimates and information regarding the amount and type of materials sent to the site by the subsidiaries, the Company does not believe, while there can be no assurance, that its liability at this site will have a material adverse effect on its financial position or results of operations.

On February 15, 2001, the State of Michigan filed a lawsuit against the Company in the State Circuit Court for the 30th District, Ingham County, Michigan. The lawsuit arises out of disputes between the Company's Alchem Aluminum Inc. subsidiary and Michigan environmental authorities concerning air emission control permits at the subsidiary's specification aluminum alloy production facility in Coldwater, Michigan. The plaintiffs claim injunctive relief and penalties for alleged noncompliance with and violations of federal and state environmental laws. The suit seeks compliance by the Company as well as potentially substantial monetary penalties. The Company believes it has meritorious defenses to the claims and plans a vigorous defense. While no assurances can be given, the Company does not believe that this action will have a material adverse effect on its financial condition or results of operation.

In addition, on April 27, 2001, the U. S. Environmental Protection Agency, Region V, issued to the Company a Notice of Violation ("NOV") alleging violations of the federal Clean Air Act, primarily for violations of the Michigan State Implementation Plan at the Company's Coldwater, Michigan facilities. The NOV addresses the same instances of alleged noncompliance raised in the State of Michigan lawsuit, alleging that the Company purportedly failed to obtain appropriate preconstruction air quality permits prior to conducting modifications to the Alchem production facilities and exceeded permitted emissions from both the Alchem and IMCO Michigan facilities located in Coldwater. The Company is currently investigating the allegations contained in the NOV.

Additionally, there is the possibility that expenditures could be required at the Coldwater site and at other Company facilities from time to time, because of new or revised regulations that could require that additional expenditures be made for compliance purposes. These expenditures could materially affect the Company's results of operations in future periods.

The Company is also a party from time to time to what it believes are routine litigation and proceedings considered part of the ordinary course of its business. The Company believes that the outcome of such proceedings would not have a material adverse effect on the Company's financial position or results of operations.

NOTE M – SEGMENT INFORMATION

Description of the Types of Products and Services from which Each Reportable Segment Derives its Revenues: The Company has two reportable segments: aluminum and zinc. The aluminum segment represents all of the Company's aluminum melting, processing, alloying, brokering and salt cake recovery activities, including investment in joint ventures. The Company delivers aluminum in molten and ingot form to aluminum producers, diecasters, extruders, steel and automotive companies and other aluminum customers in the packaging, construction and transportation industries. The Company's zinc segment represents all of the Company's zinc melting, processing and brokering activities. The Company sells zinc dust, oxides and metal to customers in the tire and rubber, industrial paint, specialty chemical, mining and steel galvanizing industries.

Measurement of Segment Profit or Loss and Segment Assets: The accounting policies of the reportable segments are the same as those described in NOTE A. The Company evaluates performance based on gross profit or loss from operations, net of selling expenses. Provision for income taxes, interest, corporate general and administrative costs, including depreciation of corporate assets and amortization of capitalized debt costs, are not allocated to the reportable segments. Intersegment sales and transfers are recorded at market value; net profits on intersegment sales and transfers were immaterial for the periods presented. Consolidated cash, net capitalized debt costs, net current deferred tax assets and assets located at the Company's headquarters office in Irving, Texas are not allocated to the reportable segments.

Factors Management Used to Identify the Company's Reportable Segments: The Company's reportable segments are business units that offer different types of metal products and services. The reportable segments are each managed separately, because they produce distinct products and services and sell to different types of customers.

Reportable Segment Information: Selected reportable segment disclosures for the three years ended December 31, 2001 are as follows:

	Aluminum	Zinc	Totals
2001			
Revenues from external customers	$ 511,245	$ 178,092	$ 689,337
Segment income (loss)	$ 29,498	$ (20)	$ 29,478
Depreciation and amortization expense	$ 21,611	$ 4,645	$ 26,256
Equity in earnings of affiliates	$ 3,131	$ —	$ 3,131
Segment assets	$ 250,825	$ 107,734	$ 358,559
Equity investments in joint ventures	$ 17,892	$ —	$ 17,892
Payments for plant and equipment	$ 7,808	$ 1,180	$ 8,988
2000			
Revenues from external customers	$ 598,759	$ 248,180	$ 846,939
Segment income	$ 24,687	$ 13,052	$ 37,739
Depreciation and amortization expense	$ 22,472	$ 4,913	$ 27,385
Equity in earnings of affiliates	$ 3,060	$ —	$ 3,060
Segment assets	$ 281,394	$ 106,088	$ 387,482
Equity investments in joint ventures	$ 15,249	$ —	$ 15,249
Payments for plant and equipment	$ 28,288	$ 6,582	$ 34,870
1999			
Revenues from external customers	$ 568,327	$ 196,504	$ 764,831
Segment income	$ 52,974	$ 12,788	$ 65,762
Depreciation and amortization expense	$ 20,718	$ 4,615	$ 25,333
Equity in earnings of affiliates	$ 2,265	$ —	$ 2,265
Segment assets	$ 415,614	$ 109,377	$ 524,991
Equity investments in joint ventures	$ 13,901	$ —	$ 13,901
Payments for plant and equipment	$ 19,612	$ 3,670	$ 23,282

Reconciliations of total reportable segment disclosures to the Company's consolidated financial statements are as follows:

	2001	2000	1999
Profits			
Total profits for reportable segments	$ 29,478	$ 37,739	$ 65,762
Unallocated amounts:			
General and administrative expense	(20,845)	(19,788)	(21,775)
Interest expense	(9,970)	(16,668)	(12,478)
Fees on receivables sale	(3,372)	(1,082)	—
Interest and other income	70	210	795
Income (loss) before provision for income taxes and minority interests	$ (4,639)	$ 411	$ 32,304
Depreciation and Amortization Expense			
Total depreciation and amortization expense for reportable segments	$ 26,256	$ 27,385	$ 25,333
Other depreciation and amortization expense	2,941	2,323	1,705
Total consolidated depreciation and amortization expense	$ 29,197	$ 29,708	$ 27,038
Assets			
Total assets for reportable segments	$ 358,559	$ 387,482	$ 524,991
Other assets	48,395	46,189	18,646
Total consolidated assets	$ 406,954	$ 433,671	$ 543,637
Payments for Plant and Equipment			
Total payments for plant and equipment for reportable segments	$ 8,988	$ 34,870	$ 23,282
Other payments for plant and equipment	870	2,831	7,574
Total consolidated payments for plant and equipment	$ 9,858	$ 37,701	$ 30,856

Geographic Information: The following table sets forth the geographic breakout of revenues (based on customer location) and property and equipment (net of accumulated depreciation):

	2001	2000	1999
Revenues			
Domestic	$ 614,389	$ 719,863	$ 658,261
Foreign	74,948	127,076	106,570
Consolidated total	$ 689,337	$ 846,939	$ 764,831
Property & Equipment			
Domestic	$ 173,417	$ 187,041	$ 180,342
Foreign	13,514	9,092	9,645
Consolidated total	$ 186,931	$ 196,133	$ 189,987

Aluminum shipments to customers located in Canada accounted for approximately 8% of consolidated revenues for 2001. Substantially all of the Company's foreign property and equipment are located at the Company's aluminum facility in Swansea, Wales. Earnings from foreign operations, including foreign joint ventures, for the fiscal years ending 2001, 2000 and 1999 amounted to $3,586,000, $4,990,000 and $3,049,000, respectively.

Major Customers: During 2000 and 2001, no single customer accounted for more than 10% of consolidated revenues.

NOTE N – VAW-IMCO

The Company owns a 50% interest in an aluminum recycling joint venture in Germany, VAW-IMCO Guss und Recycling GmbH ("VAW-IMCO"). At December 31, 2001 and 2000, the Company's equity in the net income of VAW-IMCO is stated at $3,057,000 and $2,704,000, respectively. The following table represents the condensed balance sheets and income statements of VAW-IMCO as of December 31, 2001.

	2001	2000	1999
Assets			
Current assets	$ 55,351	$ 57,075	$ 48,122
Long-term assets	28,224	28,220	25,643
	$ 83,575	$ 85,295	$ 73,765
Liabilities			
Current liabilities	$ 22,731	$ 25,680	$ 13,073
Long-term liabilities	30,669	31,470	36,608
Total stockholders' equity	30,175	28,145	24,084
	$ 83,575	$ 85,295	$ 73,765
Revenues	$ 225,352	$ 214,625	$ 170,527
Gross Profit	$ 21,701	$ 19,744	$ 15,661
Net Income	$ 6,010	$ 5,646	$ 3,418

The Company is a 50% joint venture shareholder in VAW-IMCO, with VAW aluminium AG being the other shareholder. On March 15, 2002, Norsk-Hydro ASA, a Norwegian oil and energy, aluminum and fertilizer company, announced that it had completed the purchase of VAW aluminium AG from its parent company. Under the terms of the joint venture agreement and the joint venture's organizational documents, upon a change of control of one shareholder, the remaining shareholder may, if certain conditions are met, elect to cause the joint venture to redeem the shares held by the shareholder whose control has changed. The redemption price, which is to be paid out in five equal installments (plus interest) from current funds in future cash flows of the joint venture, is to be determined by an evaluation conducted under a standard issued by the Institute of German Certified Public Accountants, with both shareholders having the right to commission an auditing firm to perform their own evaluation. The Company is currently reviewing its rights under the documents to elect to cause the joint venture to redeem those shares.

NOTE O – RELATED PARTY TRANSACTION

In July 2000, the Company entered into an agreement with one of the Company's former executive officers and his brother, both former stockholders of the Company's U.S. Zinc Corporation subsidiary, under which the Company sold real property for $2,450,000 in exchange for cash and a secured promissory note. The Company believed the sale price of the property was equivalent to sale prices of comparable properties in the area. The $2,440,000 note, which was due on June 30, 2002, bore interest at a rate of 8% per annum, was payable in monthly installments, and was secured by a first lien mortgage on the property. The transaction resulted in an after-tax gain of approximately $295,000 recorded in 1999. In April 2001, the secured promissory note was paid in full by the purchasers, and the mortgage has been released. The purchasers may, under certain conditions, require the Company to repurchase the real property until June 30, 2002.

NOTE P – QUARTERLY FINANCIAL DATA (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter[1]	Total Year
2001:					
Revenues	$ 187,352	$ 177,496	$ 166,712	$ 157,777	$ 689,337
Gross profits	$ 7,856	$ 11,145	$ 9,831	$ 4,492	$ 33,324
Net earnings (loss)	$ (367)	$ 918	$ 155	$ (3,428)	$ (2,722)
Net earnings (loss) per common share:					
Basic	$ (0.02)	$ 0.06	$ 0.01	$ (0.23)	$ (0.18)
Diluted	$ (0.02)	$ 0.06	$ 0.01	$ (0.23)	$ (0.18)
2000:					
Revenues	$ 223,259	$ 225,819	$ 205,619	$ 192,242	$ 846,939
Gross profits	$ 16,102	$ 13,531	$ 12,932	$ 4,788	$ 47,353
Net earnings (loss)	$ 2,564	$ 1,537	$ 1,017	$ (4,835)	$ 283
Net earnings (loss) per common share:					
Basic	$ 0.17	$ 0.10	$ 0.07	$ (0.32)	$ 0.02
Diluted	$ 0.17	$ 0.10	$ 0.07	$ (0.32)	$ 0.02

[1] During the fourth quarter of 2000, the Company recorded pretax charges of $5.6 million, comprised primarily of $3.7 million related to the shutdown of the Bedford, Indiana facility and other asset write-downs. During the fourth quarter of 2001, the Company recorded pretax charges of $3.9 million, mainly due to an increase in the reserve for doubtful accounts related to customer bankruptcies, and to closure of a zinc trading office in Germany.

REPORTS OF MANAGEMENT AND INDEPENDENT AUDITORS

To the Stockholders:

The management of IMCO Recycling Inc. has prepared the financial statements and other financial information in this annual report and is responsible for their integrity and objectivity. These statements have been prepared in accordance with generally accepted accounting principles and, where appropriate, reflect estimates based on judgments of management.

The Company has established and maintains a system of internal financial controls which provide reasonable assurance that its assets are safeguarded against losses from unauthorized use or disposition and that financial records are reliable for use in preparing financial statements.

The Board of Directors oversees the Company's system of internal financial controls primarily through its Audit Committee, which is comprised of directors who are not employees. The Board of Directors, upon recommendation of the Audit Committee, selects the independent auditors subject to ratification by the stockholders. The Audit Committee meets periodically with representatives of management, Ernst & Young LLP and the Company's Vice President, Internal Audit to assure that each is properly discharging its responsibilities.

The financial statements have been reviewed by the Audit Committee and, together with the other required information in this annual report, approved by the Board of Directors. In addition, the financial statements have been audited by Ernst & Young LLP, whose report is provided below.

February 1, 2002

Don V. Ingram
Chairman and Chief
Executive Officer

Paul V. Dufour
Executive Vice President
and Chief Financial Officer

To the Stockholders and Board of Directors IMCO Recycling Inc.

We have audited the accompanying consolidated balance sheets of IMCO Recycling Inc. and subsidiaries as of December 31, 2001 and December 31, 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of VAW-IMCO Guss und Recycling GmbH (VAW-IMCO), (a corporation in which the Company has a 50% interest), have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to data included for VAW-IMCO, it is based solely on their report. In the consolidated financial statements, the Company's investment in VAW-IMCO is stated at $17,747,000 and $15,179,000 respectively, at December 31, 2001 and 2000, and the Company's equity in the net income of VAW-IMCO is stated at $3,057,000 and $2,704,000 for the years then ended.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IMCO Recycling Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Dallas, Texas
February 4, 2002

BOARD OF DIRECTORS
(As of March 15, 2002)

James C. Cooksey (53)
Chief Executive Officer,
Jackson & Cooksey, corporate real estate advisory services.
Director since 2002

John J. Fleming (62)
President,
Epoch Capital Corp., private oil and gas and investment company.
Director since 1989

John E. Grimes (61)
Retired President and General Manager, Enterprise Rent A Car, Dallas/Fort Worth.
Director since 2001

Jeb Hensarling (44)
Principal and Owner,
San Jacinto Ventures, LLC, public affairs and media relations consulting.
Director since 1998

Don V. Ingram (66)
Chairman and Chief Executive Officer.
Director since 1988

Don Navarro (57)
Owner and President,
Don Navarro Company, business management and related services.
Director since 1986

Hugh G. Robinson (69)
Chairman and Chief Executive Officer,
The Tetra Group, construction management firm.
Director since 1999

William Warshauer (69)
Retired Chief Executive Officer,
Alchem Aluminum, Inc., producer of specification aluminum alloys.
Director since 1999

Ralph L. Cheek (71)
Retired Chairman and
Chief Executive Officer.
Director Emeritus since 1999

BOARD COMMITTEES

The Audit Committee
Reviews the performance of the independent public accountants, reviews and makes recommendations regarding audit plans, audit results and findings of the independent accountants and internal auditors.
John E. Grimes
Jeb Hensarling
Hugh G. Robinson (Chairman)

The Compensation Committee
Determines the compensation for IMCO Recycling officers and performs other specified functions under company compensation plans.
John E. Grimes
Jeb Hensarling
Hugh G. Robinson (Chairman)

The Committee on Directors
Reviews the performance of directors and qualifications of nominees proposed for election to the board and makes recommendations to the board with regard to nominations.
John J. Fleming
Don V. Ingram
Don Navarro (Chairman)

The Environmental Committee
Determines environmental policies, reviews environmental audits and monitors compliance with appropriate regulations.
Don Navarro
William Warshauer (Chairman)

CORPORATE OFFICERS
(As of March 15, 2002)

Don V. Ingram (66)
Chairman and Chief
Executive Officer

Richard L. Kerr (59)
Executive Vice President,
President, Aluminum Operations

Paul V. Dufour (62)
Executive Vice President,
Secretary and Chief
Financial Officer

W. Lane Pennington (46)
Executive Vice President,
President, International

Robert R. Holian (49)
Senior Vice President,
Controller and Chief
Accounting Officer

James B. Walburg (48)
Senior Vice President,
Finance and Administration
and Treasurer

INTERNATIONAL

IMCO Recycling (U.K.) Ltd.

David M. Owens
General Manager

VAW-IMCO Guss und Recycling GmbH (50%)

Dieter Koch
Managing Director

Roland Scharf-Bergmann
Managing Director

IMCO Reciclaje de Nuevo Leon S. de R.L. de C.V.

C. Lee Newton
President

ZINC MANAGEMENT

Barry K. Hamilton
President, U.S. Zinc Corporation

Shane C. Bradley
President, Gulf Reduction
Corporation

Larry L. Parkinson
President, Interamerican Zinc, Inc.

Edwin A. Schlotzhauer
President, Metalchem, Inc.

ALUMINUM MANAGEMENT

Operations

William E. Hoag
Senior Vice President,
Aluminum Operations

Gary C. Barnett
Vice President, Operations
Specification Alloys

Dr. Ray D. Peterson
Vice President,
Process Technology

Steven K. Curreri
Director, Corporate
Environmental Affairs

Commercial

Joseph M. Byers
Senior Vice President,
Aluminum Commercial

Thomas W. Rogers
Senior Vice President,
Marketing, Recycling

David C. Rosenblum
Vice President,
Metal Management

Edward C. Wingenbach
Director, Alloy Sales

STAFF MANAGEMENT

Jeffrey B. Holder
Vice President,
Information Technology

Jeffrey R. Hyde
Manager, Treasury

James A. Madden
Director, Human Resources
and Labor Relations

Jeffrey S. Mecom
Corporate Attorney,
Assistant Secretary

Paul F. Minders
Vice President, Internal Audit

Teresa R. Tan
Vice President, Tax

Michael Woods
Director, Credit Management

SELECTED FINANCIAL INFORMATION

IMCO Recycling Inc. and Subsidiaries (in thousands, except per share, stockholder and employee data)

For the Year Ended December 31,	2001	2000	1999	1998
OPERATING RESULTS				
Revenues	$ 689,337	$ 846,939	$ 764,831	$ 562,093
Earnings (loss) before taxes, minority interests and extraordinary items	(4,639)	411	32,304	31,143
Provision (benefit) for income taxes	(2,243)	(424)[1]	11,162	11,275
Minority interests	326	552	346	278
Earnings (loss) before extraordinary items	(2,722)	283[1]	20,796	19,590
Extraordinary items, net	—	—	—	—
Net earnings (loss)	$ (2,722)	$ 283[1]	$ 20,796	$ 19,590
COMMON SHARE DATA				
Earnings (loss) per common share:				
Basic:				
Earnings (loss) before extraordinary items	$ (0.18)	$ 0.02[1]	$ 1.26	$ 1.18
Extraordinary items	—	—	—	—
Net earnings (loss)	$ (0.18)	$ 0.02[1]	$ 1.26	$ 1.18
Diluted:				
Earnings (loss) before extraordinary items	$ (0.18)	$ 0.02[1]	$ 1.26	$ 1.17
Extraordinary items	—	—	—	—
Net earnings (loss)	$ (0.18)	$ 0.02[1]	$ 1.26	$ 1.17
Shares used in calculation				
Basic	14,978	15,353	16,448	16,670
Diluted	14,978	15,436	16,555	16,802
Common dividends declared	$ —	$ 0.24	$ 0.24	$ 0.21
Book value per share	$ 11.54	$ 11.86	$ 12.21	$ 11.34
OPERATING DATA				
Processing Volume (millions of pounds)				
Aluminum	2,339.0	2,579.9	2,575.3	2,375.2
Zinc	215.0	276.7	257.7	141.6
Total	2,554.0	2,856.6	2,833.0	2,516.8
Total consolidated capacity (millions of pounds)	3,160	3,225	3,020	2,590
Percent tolled	63%	57%	61%	68%
FINANCIAL POSITION				
Working capital	$ (749)	$ (24)	$ 106,496	$ 72,968
Property and equipment, net	$ 186,931	$ 196,133	$ 189,987	$ 168,505
Investments in joint ventures	$ 17,892	$ 15,249	$ 13,901	$ 14,502
Intangible and other assets, net	$ 121,598	$ 125,552	$ 124,450	$ 121,714
Total assets	$ 406,954	$ 433,671	$ 543,637	$ 456,558
Long-term debt	$ 125,314	$ 128,786	$ 214,993	$ 168,700
Deferred income taxes and other long-term liabilities	$ 31,465	$ 26,267	$ 24,185	$ 21,681
Stockholders' equity	$ 168,893	$ 181,857	$ 195,656	$ 187,308
OTHER STATISTICS				
Capital spending	$ 9,858	$ 37,701	$ 30,856	$ 35,199
Acquisition of businesses	$ 4,823	—	$ 21,480	$ 60,197
Depreciation and amortization	$ 29,197	$ 29,708	$ 27,038	$ 22,828
Year-end P/E ratio	NM	NM	10.0	13.2
Effective tax rate	NM	NM	34.6%	36.2%
Return on average capital	NM	NM	5.4%	6.2%
Return on average equity	NM	NM	10.9%	11.0%
Current ratio	1.0	1.0	2.0	1.9
Long-term debt to total capital	42.6%	41.4%	52.4%	47.4%
Number of employees	1,529	1,755	1,960	1,870
Number of stockholders of record	427	454	459	473

NM - Not meaningful

(1) Includes $3,798 ($5,588 before tax) or $.25 per share for the write-down of assets and related costs.

(2) The extraordinary item resulted from the early extinguishment of debt. Before the extraordinary item, return on average capital was 6.8 percent and the return on average equity was 11.0 percent.

(3) Includes charges aggregating $2,710 or $.23 per share after tax ($4,177 before tax) resulting from management's decision to close the Corona, California plant and to accelerate the closure of the first cell of a company-owned landfill. Before this charge, the return on average capital was 7.6 percent and the return on average equity was 11.0 percent.

1997	1996	1995	1994	1993	1992	1991
$ 337,377	$ 210,871	$ 141,167	$ 101,116	$ 74,216	$ 60,223	$ 49,177
23,506	10,852[3]	20,363	13,703	11,143	9,761	6,543
9,086	4,132	7,893	5,232	3,121	2,286	949
293	—	—	—	—	—	—
14,127	6,720[3]	12,470	8,471	8,022	7,475	5,594
(1,318)[2]	—	—	—	—	—	—
$ 12,809	$ 6,720[3]	$ 12,470	$ 8,471	$ 8,022	$ 7,475	$ 5,594
$ 1.08	$ 0.57[3]	$ 1.08	$ 0.75	$ 0.72	$ 0.69	$ 0.53
(0.10)[2]	—	—	—	—	—	—
$ 0.98	$ 0.57[3]	$ 1.08	$ 0.75	$ 0.72	$ 0.69	$ 0.53
$ 1.06	$ 0.55[3]	$ 1.05	$ 0.74	$ 0.70	$ 0.67	$ 0.52
$ (0.10)[2]	—	—	—	—	—	—
$ 0.96	$ 0.55[3]	$ 1.05	$ 0.74	$ 0.70	$ 0.67	$ 0.52
13,066	11,852	11,581	11,287	11,158	10,782	10,480
13,293	12,130	11,858	11,506	11,400	11,084	10,669
$ 0.20	$ 0.20	$ 0.105	$ 0.10	—	—	—
$ 10.25	$ 7.42	$ 7.08	$ 5.93	$ 5.11	$ 4.39	$ 3.40
1,951.4	1,411.5	1,285.2	979.1	760.5	540.6	445.4
37.4	39.9	38.2	33.5	26.5	22.3	—
1,988.8	1,451.4	1,323.4	1,012.6	787.0	562.9	445.4
2,095	1,575	1,248	1,000	804	580	510
82%	83%	94%	96%	95%	95%	91%
$ 57,848	$ 32,649	$ 27,998	$ 17,303	$ 9,129	$ 11,319	$ 14,777
$ 142,100	$ 86,308	$ 78,769	$ 61,046	$ 52,009	$ 41,838	$ 28,813
$ 14,271	$ 14,187	—	—	—	—	—
$ 84,513	$ 10,896	$ 13,191	$ 7,890	$ 7,585	$ 7,122	$ 6,024
$ 332,536	$ 164,707	$ 139,877	$ 96,791	$ 79,427	$ 68,871	$ 52,960
$ 109,194	$ 48,202	$ 29,754	$ 11,860	$ 8,000	$ 10,500	$ 13,000
$ 20,614	$ 7,503	$ 6,928	$ 6,089	$ 3,667	$ 869	$ 863
$ 168,924	$ 88,335	$ 83,276	$ 68,290	$ 57,056	$ 48,910	$ 35,751
$ 37,159	$ 16,711	$ 15,538	$ 6,646	$ 11,939	$ 15,008	$ 7,132
$ 85,149	$ 13,681	$ 20,137	$ 5,325	$ 5,103	$ 3,286	—
$ 16,511	$ 11,316	$ 9,353	$ 7,367	$ 6,201	$ 4,425	$ 3,514
16.7	26.6	23.8	20.7	17.3	22.6	12.7
38.7%	38.1%	38.8%	38.2%	28.0%	23.4%	14.5%
6.2%[2]	5.4%[3]	12.9%	11.7%	12.9%	13.8%	12.2%
10.0%[2]	7.8%[3]	16.5%	13.5%	15.1%	17.7%	17.0%
2.7	2.6	2.4	2.6	1.9	2.3	5.4
39.3%	35.3%	26.3%	14.8%	12.3%	17.7%	26.7%
1,537	920	984	740	623	428	322
495	556	579	632	664	667	643

Quarterly price range of common stock (dollars per share):

	2001		2000		1999	
	High	Low	High	Low	High	Low
First Quarter	7.375	3.650	13.063	9.563	15.875	10.188
Second Quarter	7.950	4.000	11.250	4.938	18.000	12.875
Third Quarter	7.800	6.020	8.750	4.813	17.875	14.438
Fourth Quarter	8.150	5.500	6.125	4.063	15.063	10.250

CORPORATE INFORMATION

CORPORATE OFFICE

5215 North O'Connor Boulevard
Suite 1500
Central Tower at Williams Square
Irving, Texas 75039
Tel: (972) 401-7200, Fax: (972) 401-7342

Stock Transfer Agent and Registrar

Headquarters
Mellon Investor Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
Phone Inquiries: 1-800-851-9677
Internet Address: www.melloninvestor.com
Written questions or requests should be directed as follows:

Shareholder Inquiries/Address Changes/Consolidations

Mellon Investor Services, L.L.C.
P.O. Box 3315
South Hackensack, NJ 07606 - 1915

Lost Certificates, Certificate Replacement

Mellon Investor Services, L.L.C.
Lost Securities Department
P.O. Box 3317
South Hackensack, NJ 07606 - 1917

Certificate Transfers

Mail

Mellon Investor Services, L.L.C.
Stock Transfer Department
P.O. Box 3312
South Hackensack, NJ 07606 - 1912

Note: It is recommended that all certificates be sent via registered mail.

Hand Deliveries

Mellon Investor Services, L.L.C.
120 Broadway, 13th Floor
New York, NY 10271

LEGAL COUNSEL

Fulbright & Jaworski L.L.P.
1301 McKinney
Suite 5100
Houston, Texas 77010

INDEPENDENT AUDITORS

Ernst & Young LLP
2121 San Jacinto Street
Suite 1500
Dallas, Texas 75201

COMMON STOCK LISTING

The common stock of IMCO Recycling Inc. is listed on The New York Stock Exchange. The stock trading symbol is IMR.

INVESTOR CONTACT

Investor information may be obtained from Paul V. Dufour, executive vice president, at IMCO Recycling's corporate office.

ANNUAL MEETING

Stockholders are cordially invited to attend the company's annual meeting to be held at 9.00 a.m., Wednesday, May 8, 2002 at the LaCima Club, 26th Floor, 5215 North O'Connor Boulevard, Central Tower at Williams Square, Irving, Texas.

INTERNET ADDRESS

www.imcorecycling.com

Forward-looking statements made in this annual report to stockholders concerning expected revenues, profit margins and net earnings; expected improved operating and financial results for fiscal 2002 and beyond; expected demand for the company's services and products; future expansion and acquisition opportunities; expected results from operational efficiencies from processing reallocation among plants, new furnace and burner technologies and centralized metal supply management; and planned capital expenditures and completion dates, are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "expect," "may," "project" and similar expressions are intended to be among the statements that identify forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including risks related to U.S. and worldwide economic and business conditions; the price of, supply of and demand for aluminum and zinc in world and U.S. markets; fluctuations in customer demand and prices for the company's services and products; the financial condition of major customers; future collection of receivables from customers; the availability of sources of capital at favorable rates and terms; changes in factors affecting the company's revenues and costs, including demand for scrap and energy costs; the future mix of product sales vs. tolling business; fluctuations in operating levels of the company's various facilities, the inherent unpredictability of adversarial or administrative proceedings; effects of environmental and other governmental regulations; market risk from commodities and derivative instruments; currency exchange rate fluctuations; future capital expenditures; and other risks listed in the company's filings with the Securities and Exchange Commission, including those contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2001, particularly under the section entitled "Cautionary Statement For Purposes of Forward-Looking Statements" contained in Item 7 of the 10-K.

printed on recycled paper

IMCO® RECYCLING INC.

5215 North O'Connor Blvd., Suite 1500, Irving, Texas 75039